

NOTICE OF **2019** ANNUAL MEETING & PROXY STATEMENT

Unlock the value created
by the convergence of the
physical and **digital** worlds...





Notice of 2019 Annual Meeting of Stockholders



Wednesday, March 6, 2019
8:00 a.m.
Eastern Standard Time



PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Proposals to be Voted on at the Annual Meeting

Proposal	Board Recommendation
Elect nine directors to serve until the 2020 Annual Meeting of Stockholders.	✔ **FOR**
Approve an increase in the number of shares available for issuance under our 2000 Equity Incentive Plan.	✔ **FOR**
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ **FOR**
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ **FOR**

Other matters that are properly brought before the meeting may also be considered.

Stockholders at the close of business on January 7, 2019 are entitled to vote.

Please vote your shares before the meeting, even if you plan to attend the meeting.

Your broker will not be able to vote your shares on the election of directors, the say-on-pay or the equity plan proposal unless you have given your broker specific instructions to do so.

By Order of the Board of Directors

AARON C. VON STAATS
Secretary

Boston, Massachusetts
January 23, 2019

Important Notice of the Internet Availability of Proxy Materials
The Proxy Statement and our 2018 Annual Report are available to stockholders at **www.proxyvote.com**.



Dear Fellow Stockholders:

Over the past year we again executed well across our key strategic and operational objectives. We are proud of the progress that we have made in transforming our business and we are excited about the company's future.



In 2018, we continued to focus on increasing shareholder value through our three key strategic initiatives: revenue growth, transition to a subscription licensing model and margin improvement.

2018 Strategic Initiatives

Revenue Growth	Subscription Transition	Margin Expansion
Total revenue, total software revenue and total recurring revenue all grew in 2018 over 2017, reflecting strength across our business as our CAD and PLM businesses performed well and our IoT business continued to grow as we added new customers and existing customers expanded their implementations.	Subscription revenue grew significantly in 2018 over 2017, reflecting growing demand for our subscription offerings around the globe and in our channel. Given our progress, we moved to a substantially subscription-only model worldwide in January 2019.	Our operating margins and EPS expanded in 2018 over 2017 as we continued to focus on controlling expenses and prudently investing our resources to enable us to expand operating margins.

We also made important strides in extending our market reach and further differentiating our technology with strategic relationships we entered in 2018, including those with Rockwell Automation, Microsoft and ANSYS.

Given our pay for performance philosophy, approximately 50% of our executives' target compensation for the year was tied to performance measures designed to advance our strategic initiatives. We believe this performance-based compensation orientation contributed to our operating success for the year.

You can find additional information about our business performance for the year in the proxy statement summary and in our Annual Report on Form 10-K, which accompanies this proxy statement.

We thank you for your continued support of PTC.

Sincerely,

ROBERT SCHECHTER
Chairman of the Board



Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all the information you should consider. You should read the entire proxy statement before voting. For more complete information regarding PTC's 2018 performance, you should read our Annual Report on Form 10-K, which accompanies this proxy statement.

(All references to 2018 and 2017 refer to PTC's fiscal years ended September 30, 2018 and 2017, respectively, unless otherwise indicated.)

Matters to be Voted on at the Meeting

Proposal	Board Recommendation
Elect nine directors to serve until the 2020 Annual Meeting of Stockholders.	✔ **FOR** All Nominees
Approve an increase in the number of shares available for issuance under our 2000 Equity Incentive Plan.	✔ **FOR**
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ **FOR**
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ **FOR**

Director Nominees

	Nominee	Independence	Committees	Director Since
	Robert Schechter, Chairman of the Board	Independent	Audit Compensation Strategic Partnerships Oversight	2009
	Janice Chaffin	Independent	Audit Chair, Corporate Governance Strategic Partnerships Oversight	2013
	Phillip Fernandez	Independent	Audit	2016
	Donald Grierson	Independent	Chair, Compensation Corporate Governance	1987
	James Heppelmann	**President and CEO, PTC**	—	2008
	Klaus Hoehn	Independent	Corporate Governance	2015
	Paul Lacy	Independent	Chair, Audit Compensation Corporate Governance	2009
	Corinna Lathan	Independent	Audit	2017
	Blake Moret	Not Independent	Corporate Governance[1] Strategic Partnerships Oversight	2018

[1] In connection with a significant investment in PTC by Rockwell Automation in 2018, Mr. Moret serves on our Board and the Corporate Governance Committee as the designee of Rockwell Automation.

All director nominees attended at least 90% of the meetings of the Board and of the committees on which they serve that were held during their tenure in the past year.

2018 Business Performance



73% over FY17 Subscription Revenue

780% over FY17 GAAP EPS

24% over FY17 Non-GAAP EPS

$1.4 Billion Returned to Stockholders through Share Repurchases since FY13

89% 1-Year TSR

235% 3-Year TSR

273% 5-Year TSR

14% over FY17 Non-GAAP Operating Margin

68% over FY17 GAAP Operating Margin

Alignment of Pay and Performance

3-Year: CEO Total Realizable Compensation vs TSR CAGR



3-Year: NEO Total Realizable Compensation vs TSR CAGR



Stock Performance Graph

Comparison of 5 Year Cumulative Total Return*



* $100 invested on 9/30/13 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

Corporate Governance Highlights

What We Do

- ✔ Annual Election of All Directors
- ✔ Majority Voting Policy for Uncontested Director Elections
- ✔ 9 Director Nominees / 7 Independent Director Nominees
- ✔ Independent Board Chairman
- ✔ Independent Audit, Compensation and Governance/Nominating Committee Chairs
- ✔ Independent Audit and Compensation Committees
- ✔ Regular Executive Sessions of Independent Directors
- ✔ Robust Stock Ownership Requirements for Directors and Executive Officers
- ✔ Stockholder Right to Call a Special Meeting
- ✔ Pay-for-Performance Executive Compensation
- ✔ Executive Incentive Compensation Clawback Policy
- ✔ Annual Board and Individual Director Evaluations

What We Don't Do

- ✖ No Stockholder Rights Plan ("Poison Pill")
- ✖ No Supermajority Voting Requirements in Charter or By-Laws
- ✖ No Independent Director Related Party Transactions
- ✖ No Hedging of Stock by Directors/Executives/ Employees
- ✖ No Pledging of Stock by Directors/Executives /Employees

2018 PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	Fiscal 2018	Fiscal 2017
Audit Fees	$ 2,546,354	$2,427,219
Audit-Related Fees[1]	$ 416,971	$ 160,848
Tax Fees[2]	$ 2,185,977	$1,478,003
All Other Fees[3]	$ 2,700	$ 1,800

[1] Consists principally of fees for consultations concerning financial accounting and reporting standards.

[2] Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	Fiscal 2018	Fiscal 2017
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 575,888	$ 288,717
Tax compliance services related to PTC's expatriate employees	$ 350,000	$ 530,805
Other tax services, including tax planning and advice services and assistance with tax audits	$1,260,089	$ 658,482
Total	$2,185,977	$1,478,003

[3] Consists of fees for accounting research and compliance software.

See Proposal 4 for more information about PricewaterhouseCoopers LLP's services.

Corporate Responsibility

We recognize the close connection between our success and our ability to make a positive impact on our customers, our employees and the planet. Giving back to communities, embracing a culture of diversity and inclusion, sustaining the environment, and practicing sound ethics aren't just the right thing to do. These efforts help make us an employer of choice, differentiate our brand, and support profitable and responsible growth.



Community Engagement

We engage in the global community and support our employees that do so as well.

In 2018, we founded the PTC Charitable Foundation to bring together all our giving initiatives under one umbrella. The Foundation supports important educational initiatives, including the For Inspiration and Recognition of Technology (FIRST) program, which engages children from kindergarten through high school worldwide in research and robotics programs, the City Year program in Boston, which pairs Americorps members to support local middle and high school students, Girls Who Code, which engages girls in software coding, and in-kind donations to educational institutions. The Foundation also provides a limited match to our employees' charitable donations.

We also provide our employees with paid time off to volunteer with community organizations.



Diversity & Inclusion

Inclusion and diversity are key to our success. We seek employees with diverse backgrounds and insights and are committed to creating a culture of innovation and inspiration where all employees feel a sense of ownership and pride in our success.

PTC was named a Top Place to Work by The Boston Globe in 2018 and 2017.



Sustainability

As a company that operates globally, we seek to reduce and mitigate our environmental impact through our sustainability initiatives.

Our sustainability initiatives include recycling programs, energy and resource conservation programs, and public transportation support programs.

Our new world headquarters building in the Boston Seaport has received LEED Platinum certification.

Table of Contents





Information about the Annual Meeting and Voting

2019 Annual Meeting of Stockholders



Date and Time
Wednesday, March 6, 2019
8:00 a.m.
Eastern Standard Time



Place
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Proposals to be Voted On at the Meeting

Proposal	Board Recommendation
Elect nine directors to serve until the 2020 Annual Meeting of Stockholders.	✔ **FOR**
Approve an increase in the number of shares available for issuance under our 2000 Equity Incentive Plan.	✔ **FOR**
Advisory vote to approve the compensation of our named executive officers (Say-on-Pay).	✔ **FOR**
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ **FOR**

How You May Vote

All stockholders as of January 7, 2019 have the right to attend and vote at the Annual Meeting of Stockholders. You may vote by proxy in advance of the meeting. You may attend the meeting even if you have voted by proxy before the meeting. **In order to establish a quorum and to facilitate the tabulation of votes, please vote before the meeting, even if you plan to attend the meeting.**

VOTING BY PROXY	VOTING IN PERSON
To vote, you should follow the voting instructions in the notice or proxy card sent to you.	If you wish to vote in person, you must have the required documentation described below with you.
You may vote by Internet or, if you received a proxy card, by telephone or mail.	If you are a record holder (that is, you hold your shares directly and not through a brokerage account), you should bring a government issued document that identifies you (such as a Driver's License or Passport).
If you vote by proxy, your shares will be voted at the meeting as you instruct. If you submit your proxy but do not provide instructions, your shares will be voted in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, your shares will be voted in accordance with the designated proxies' best judgment.	If you are a beneficial holder (that is, you hold your shares through a brokerage account), you will need to obtain a legal proxy from the brokerage firm to enable you to vote at the meeting. You should also bring a government issued document that identifies you.

You have one vote for each share of common stock that you owned at the close of business on January 7, 2019. On that date, there were 118,657,288 shares outstanding. See ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING for additional information about voting and other administrative matters.

We made this proxy statement available to stockholders on January 23, 2019.



Proposal 1
Election of Directors

The Board is elected by the stockholders to represent and protect their interest in PTC. The Board selects and oversees the members of senior management, who are responsible for conducting the business of PTC.

Election Process and Voting Standard

All directors stand for election each year. Directors are elected by a plurality of votes received. However, we maintain a Majority Voting Policy for uncontested director elections that requires a director who does not receive a majority of the votes cast for his or her proposed election to promptly tender his or her resignation from the Board. The Corporate Governance Committee will consider the resignation and recommend to the Board whether to accept the resignation. The Board will use its best efforts to act on the resignation and publicly disclose its decision and its rationale within 90 days following certification of the election results. The director who tenders his or her resignation may not participate in the decisions of the Corporate Governance Committee or the Board that concern the resignation.

Director Nominations

The Corporate Governance Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Stockholders. Candidates may be suggested by directors, management, stockholders or a search firm retained by the Committee. Stockholders that wish to nominate a candidate may do so in accordance with the procedures described in STOCKHOLDER PROPOSALS AND NOMINATIONS. Candidates properly nominated by stockholders will be given the same consideration as other proposed candidates.

Director Qualifications

The Corporate Governance Committee's mandate is to create and maintain a Board with a diversity of skills and attributes that is aligned with PTC's current and anticipated future strategic needs. Beyond a few general requirements, the Corporate Governance Committee does not rely on a fixed set of qualifications for director nominees but considers the composition of the Board as a whole and the experience and skills each director nominee brings to the Board.

PTC values diversity and believes that diversity among the directors as to personal and professional experiences, opinions, perspectives and backgrounds, as well as diversity with respect to race, ethnicity, gender, age and cultural backgrounds, is desirable. The Committee does not maintain a diversity policy but seeks to achieve diversity through its thoughtful selection of qualified candidates.

Qualifications Required of All Directors

The Corporate Governance Committee considers each candidate's character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, national and international experience and such other relevant skills and experience as may contribute to the Board's effectiveness and PTC's success. In addition, all candidates must be able to dedicate sufficient time and resources for the diligent performance of the duties required of a member of the Board of Directors and must not hold positions or interests that conflict with their responsibilities to PTC. Candidates must also comply with any other minimum qualifications for either individual directors or the Board as a whole mandated by applicable laws or regulations. The Committee will also consider whether the candidate is independent of PTC as at least a majority of members of the Board of Directors must qualify as independent in accordance with Nasdaq independence rules.

Specific Qualifications, Skills and Experience Required of the Board

The Committee believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.



Leadership
Our business is complex and evolving rapidly. Individuals who have led companies or operating business units of significant size have proven leadership experience in developing and advancing a vision and making executive-level decisions.



Financial
Our business and financial model is complex and multinational. Individuals with financial expertise are able to identify and understand the issues associated with our business and financial model.



Software Industry
We are an enterprise software company. Those with enterprise software experience are better able to understand the risks and opportunities facing our business.



Strategy
Our success depends on successful development and execution of our corporate strategy, including successful selection and execution of strategic alliances and acquisitions.



Manufacturing
We primarily serve companies in the manufacturing industry. Understanding of this industry enhances understanding of how we can best address the needs of our customers.



Marketing
Our business depends on successfully creating awareness of our products and entering new markets. Persons with marketing experience can help us identify ways to do so successfully.



Research and Development
Our business depends on the success of our research and development efforts to develop our products and expand our offerings. Experience in this area enhances understanding of the challenges we face and best practices.



Global
We are a global company, with approximately 40% of our revenue coming from the Americas, 40% from Europe and 20% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

Director Nominees

All current directors are up for reelection. Information about each of the director nominees, including their qualifications, skills and experience that led the Corporate Governance Committee and the Board to conclude that the director should serve as a director of the company, is discussed below. Information about their PTC stock ownership is set forth in INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP – Stock Owned by Directors and Officers.

Independence of our Directors

Our Board of Directors has determined that seven of our nine director nominees – Mr. Schechter, Ms. Chaffin, Mr. Fernandez, Mr. Grierson, Mr. Hoehn, Mr. Lacy and Ms. Lathan – are independent under applicable Nasdaq rules. None of the independent directors, to our knowledge, has any business, financial, family or other type of relationship with PTC or its management that would impact the director's independence.



> The Board of Directors recommends that you vote **FOR** the election of all director nominees.



Janice Chaffin

Director since: **2013**
Age: **64**

Board Committees:
Corporate Governance (Chair)
Compensation
Strategic Partnerships Oversight

Other Public Company Boards:
Electronics for Imaging Inc.
Synopsys, Inc.
International Game Technology
(2010-2015)
Informatica Corporation (2001-2008)

Ms. Chaffin served as Group President, Consumer Business Unit of Symantec, a global leader in providing cybersecurity solutions, from April 2007 until her retirement in March 2013 and as Chief Marketing Officer of Symantec from 2003 to 2007. Prior to that, she spent over twenty years at Hewlett-Packard Company, in management and marketing leadership positions.

Ms. Chaffin brings to the Board significant leadership experience with large global technology companies. Ms. Chaffin's skills include financial and accounting expertise as a result of her positions at Symantec Corporation and Hewlett-Packard Company and her service on the Audit Committees of Synopsys, International Game Technology and Informatica. In 2015, Ms. Chaffin completed the requirements to become a NACD Fellow, the highest level of credentialing for corporate directors and corporate governance professionals by the National Association of Corporate Directors. To become a NACD Fellow, Ms. Chaffin demonstrated knowledge of the leading trends and practices that define exemplary corporate governance today and committed to developing professional insights through a comprehensive program of ongoing study.

Ms. Chaffin holds a Bachelor of Arts from the University of California, San Diego and a Master of Business Administration from the University of California, Los Angeles.

Skills and Attributes

 **Leadership**  **Financial**  **Software Industry**

 **Strategy**  **Marketing**  **Global**



Phillip Fernandez

Director since: **2016**
Age: **58**

Board Committees:
Audit

Other Public Company Boards:
Yext, Inc.
Marketo, Inc. (January 2006 – August 2016)
Tibco Software, Inc. (June 2014 – December 2014)

Mr. Fernandez was a Venture Partner at Shasta Ventures, a venture capital firm, from January 2017 until January 2018. Mr. Fernandez was a founder of Marketo, Inc., a global digital marketing software company, and served as its Chief Executive Officer and President from January 2006 to August 2016. Prior to that, he was with Epiphany, Inc., a marketing software company acquired by SSA Global Technologies, Inc., from 1999 to 2005, including as President and Chief Operating Officer from July 2003 until September 2005.

Mr. Fernandez has demonstrated leadership experience as a result of his service at Marketo, Inc. and at Epiphany, Inc. He has also gained significant marketing experience through his role at Marketo, Inc. Mr. Fernandez is also a well-known writer and speaker on topics related to digital marketing, marketing automation, big data, and entrepreneurialism, and is the author of Revenue Disruption: Game-Changing Sales and Marketing Strategies to Accelerate Growth (Wiley, 2012).

Mr. Fernandez holds a Bachelor of Arts in History from Stanford University.

Skills and Attributes

 **Leadership**　　 **Financial**　　 **Software Industry**　　 **Strategy**

 **Manufacturing**　　 **Marketing**　　 **Research and Development**　　 **Global**



Donald Grierson

Director since: **1987**
Age: **84**

Board Committees:
Compensation (Chair)
Corporate Governance

Mr. Grierson served as Chief Executive Officer and President of ABB Vetco Gray, Inc., an oil services business, from September 2002 until his retirement in November 2004 and before that from 1991 to March 2001. He served as Executive Director of ABB Vetco Gray, Inc. from March 2001 to September 2002. Prior to that, Mr. Grierson was a Senior Vice President, Group Executive at General Electric Company and was involved with several high-tech venture capital companies.

Mr. Grierson has significant leadership, management and operating experience as a result of his service at ABB and General Electric. His skills also include financial and accounting expertise as a result of his positions at ABB, as well as his previous service on the PTC Audit Committee. Furthermore, Mr. Grierson has extensive knowledge of the markets in which PTC operates as a result of his tenure on the PTC Board and extensive knowledge of the manufacturing industry as a result of his experience at ABB, GE, and his service as a director of Cadence and Oracle.

Mr. Grierson holds a Master of Business Administration from Xavier University and a Bachelor of Science degree in Mechanical Engineering from Ohio University.

Skills and Attributes

 **Leadership**　　 **Financial**　　 **Software Industry**

 **Strategy**　　 **Manufacturing**　　 **Global**



James Heppelmann

Director since: **2008**
Age: **54**

| **Board Committees:** | **Other Public Company Boards:** |
| None | Sensata Technologies Holding plc |

Mr. Heppelmann has served as the President and Chief Executive Officer of PTC since October 2010. He was President and Chief Operating Officer of PTC from March 2009 to September 2010, Executive Vice President and Chief Product Officer of PTC from February 2003 to February 2009, and Executive Vice President, Software Solutions and Chief Technology Officer of PTC from June 2001 to January 2003. Mr. Heppelmann joined PTC in 1998.

Mr. Heppelmann brings to the Board significant leadership experience in the enterprise software industry as a result of his positions at PTC Inc. and his position at Windchill Technology, Inc., where he was the founder and President prior to its acquisition by PTC. Through his tenure at PTC, he has developed extensive knowledge of PTC's history, technologies and the markets in which PTC operates. Additionally, Mr. Heppelmann has financial and marketing expertise as a result of his positions as Chief Executive Officer, Chief Operating Officer and Chief Product Officer of PTC. His skills also include technology and research and development expertise as a result of his positions as Chief Product Officer and Chief Technology Officer, and at Windchill Technology, Inc.

Mr. Heppelmann holds a bachelor's degree in Mechanical Engineering from the University of Minnesota.

Skills and Attributes

 **Leadership**  **Financial**  **Software Industry**  **Strategy**

 **Manufacturing**  **Marketing**  **Research and Development**  **Global**



Klaus Hoehn

Director since: **2015**
Age: **67**

Board Committees:
Corporate Governance

Mr. Hoehn serves as Senior Advisor, Innovation and Technology to the Office of the Chairman, Deere & Company, an agricultural, construction, commercial and consumer equipment manufacturer. Prior to that, he served as the Vice President, Advanced Technology and Engineering, at Deere & Company from January 2006 through November 2018. He joined Deere & Company in 1992 and has served in several engineering and product development roles at the company.

As a result of his positions at Deere & Company, Mr. Hoehn has extensive knowledge of manufacturing and the markets in which PTC operates, as well as extensive knowledge of PTC software, including as a user of PTC software. Mr. Hoehn's experience at Deere, a customer of PTC, makes him uniquely qualified to serve as the "voice of the customer" on the Board. His skills also include technology and research and development expertise as a result of his positions at Deere, including in his current role, where he has corporate-level responsibility for directing advanced technology development and engineering services that support worldwide agricultural, construction, and commercial and consumer equipment design and manufacturing.

Mr. Hoehn holds a bachelor's degree, a master's degree, and a Doctorate degree in Mechanical and Agricultural Engineering from Rostock University in Germany.

Skills and Attributes

 **Leadership**  **Strategy**  **Manufacturing**

 **Research and Development**  **Global**



Paul Lacy

Director since: **2009**
Age: **71**

Board Committees:
Audit (Chair)
Compensation
Corporate Governance

Mr. Lacy served as President of Kronos Incorporated, a global enterprise software company, from May 2006 until his retirement in June 2008. He served as President, Chief Financial and Administrative Officer, of Kronos from November 2005 through April 2006, and as Executive Vice President and Chief Financial and Administrative Officer of Kronos from April 2002 through October 2005.

Mr. Lacy's skills include extensive financial accounting and manufacturing expertise as a result of his positions at Kronos. During his tenure at Kronos, Kronos grew from a $26 million hardware company into a $662 million public global enterprise software company. Mr. Lacy also gained significant leadership and public company software experience as a result of his positions at Kronos Incorporated.

Mr. Lacy holds a Juris Doctor from Boston College Law School and Bachelor of Science in Accounting from Boston College.

Skills and Attributes

 **Leadership**    **Financial**    **Software Industry**

 **Strategy**    **Manufacturing**    **Global**



Corinna Lathan

Director since: **2017**
Age: **51**

Board Committees:
Audit

Dr. Corinna Lathan has been the Chief Executive Officer, Co-Founder and Chair of the Board of AnthroTronix, Inc., a biomedical engineering research and development company that creates diverse products in robotics, digital health, wearable technology, and augmented reality, since July 1999. Prior to that, Dr. Lathan was an Associate Professor of Biomedical Engineering at The Catholic University of America and an Adjunct Associate Professor of Aerospace Engineering at the University of Maryland, College Park.

Dr. Lathan has extensive experience as a leader and technology innovator as a result of her work at AnthroTronix and brings to the Board deep expertise in human-technology interfaces for robotics and mobile technology platforms. Her significant experience and expertise in augmented reality and other technologies enable her to help us advance our Internet of Things strategy.

Dr. Lathan holds a Bachelor of Arts degree in Biopsychology and Mathematics from Swarthmore College, and an S.M. in Aeronautics and Astronautics and Ph.D. in Neuroscience from MIT.

Skills and Attributes

 **Leadership**    **Financial**    **Software Industry**

 **Strategy**    **Research and Development**    **Global**



Blake Moret

Director since: **2018**
Age: **56**

Board Committees:
Corporate Governance
Strategic Partnerships Oversight

Other Public Company Boards:
Rockwell Automation, Inc.

Mr. Moret has been the President and Chief Executive Officer of Rockwell Automation, Inc., a company focused on industrial automation and information, since July 2016, and Chairman of the Board since January 2018. He served as Senior Vice President, Control Products and Solutions, at Rockwell Automation from April 2011 until July 2016. Mr. Moret has been with Rockwell Automation for over 32 years, during which he served in various roles, including leadership roles in marketing, solutions, services and product groups.

Mr. Moret was appointed to the Board in connection with the formation of the strategic alliance between PTC and Rockwell Automation and a significant investment in PTC by Rockwell Automation in July 2018. In connection with those transactions, we agreed to appoint an individual proposed by Rockwell Automation and reasonably acceptable to us to the Board and to appoint that person to the Corporate Governance Committee. Rockwell Automation designated Mr. Moret as the initial designee. He is considered to be not independent due to the transactions between Rockwell Automation and PTC.

Mr. Moret brings significant leadership experience in factory automation and the factory automation market to the Board as a result of his experience at Rockwell Automation, an area that is a significant focus of our Internet of Things strategy for Smart, Connected Operations.

Mr. Moret holds a Bachelor's degree in Mechanical Engineering from the Georgia Institute of Technology.

Skills and Attributes

 **Leadership**	 **Financial**	 **Software Industry**	 **Strategy**
 **Manufacturing**	 **Marketing**	 **Global**	



Robert Schechter

Chairman of the Board

Director since: **2009**
Age: **70**

Board Committees:
Audit
Compensation
Strategic Partnerships Oversight

Other Public Company Boards:
Mimecast Limited
Telaria, Inc.
EXA Corporation (2012 – 2017)
Unica Corporation (2005 - 2010)
Soapstone Networks, Inc. (2003 - 2009)

Mr. Schechter served as the Chief Executive Officer of NMS Communications Corporation, a global provider of hardware and software solutions for the communications industry from 1995 until his retirement in 2008.

Mr. Schechter brings to the board significant financial and accounting expertise as a result of his positions at NMS Communications Corporation and at Lotus Development Corporation, where he was the Chief Financial Officer. He was also a partner at Coopers & Lybrand LLP, an independent audit firm, and served as Chairman of its North East Region High Tech Practice. Through his position at NMS Communications Corporation, he gained relevant knowledge of the manufacturing market and process. He also acquired marketing experience as well as technology and research and development expertise as a result of his position as Senior Vice President at Lotus Development Corporation, where he was responsible for all sales, marketing, customer service and product development outside North America.

Mr. Schechter holds a Bachelor of Science from Rensselaer Polytechnic Institute and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

Skills and Attributes

 **Leadership**	 **Financial**	 **Software Industry**	 **Strategy**
 **Manufacturing**	 **Marketing**	 **Research and Development**	 **Global**

Summary of Director Nominees

Board Qualifications, Skills and Experience

The Board has a good balance of the qualifications, skills and experience that the Corporate Governance Committee and the Board have identified as contributing to the effectiveness of the Board.



Leadership **9/9**	Global **9/9**	Marketing **5/9**
Financial **8/9**	Strategy **9/9**	Research & Development **5/9**
Software Industry **7/9**	Manufacturing **6/9**	

Supermajority of Our Board is Independent

7 (including our Chairman)
Independent



2
Not Independent



Stockholder Interests are Protected

Seven of the nine director nominees are independent. Our President and CEO and Mr. Moret are not independent. Mr. Moret is the President and CEO of Rockwell Automation, Inc., with which PTC has a strategic alliance and which owns approximately 9% of outstanding PTC stock.

An independent board ensures that the directors exercise independent judgment, are willing to question management and are best suited to represent and protect the interests of stockholders.

Director Tenure is Balanced

4
Newer Directors (0 to 5 years)



3
Medium Tenured Directors (6 to 10 years)



2
Experienced Directors (over 10 years)



The Board has a Good Balance of Tenure

The Corporate Governance Committee and the Board strive to achieve a balance of service on the Board through a mix of new members and perspectives and members with longer tenure with institutional knowledge.



Corporate Governance

Board Leadership Structure

Our Board is led by an independent Chairman, Mr. Schechter. We believe this Board leadership structure serves the company and our stockholders well by providing independent leadership of the Board. If we were to decide that combining the Chairman and CEO positions would better serve the company and our stockholders, our policy is to have a Lead Independent Director.

Board Meetings and Attendance at the Annual Meeting

The PTC Board holds regularly scheduled meetings over the course of the year and holds additional meetings as necessary. The Board met ten times in 2018. All directors attended all meetings held during their tenure in 2018, except for Mr. Fernandez, who was unable to attend one meeting.

We expect that each director will attend the Annual Meeting of Stockholders each year, barring other significant commitments or special circumstances. All directors attended the 2018 Annual Meeting of Stockholders.

The Committees of the Board

The Board has four standing committees: Audit, Compensation, Corporate Governance and, added in 2018, the Strategic Partnerships Oversight Committee. Each of the committees acts under a written charter, all of which are available on the Investor Relations page of our website at www.ptc.com. Mr. Heppelmann, our CEO, does not serve on any committee.

All committee members attended all their respective committee meetings in 2018.

Director/Nominee	Audit	Compensation	Corporate Governance	Strategic Partnerships
Janice Chaffin, Independent		○	●	○
Phillip Fernandez, Independent	○			
Donald Grierson, Independent		●	○	
Klaus Hoehn, Independent			○	
Paul Lacy, Independent ★	●	○	○	
Corinna Lathan, Independent	○			
Blake Moret			○	○
Robert Schechter, Independent ★	○	○		●
Total Meetings in 2018	**8**	**7**	**3**	**1**

● Chair   ○ Member   ★ Audit Committee Financial Expert

Audit Committee



Committee Chair:
Paul Lacy

Committee Members:
Phillip Fernandez
Corinna Lathan
Robert Schechter

Responsibilities

- Assists our Board in fulfilling its oversight responsibilities for accounting and financial reporting compliance and oversees our compliance programs.
- Reviews the financial information provided to stockholders and others, PTC's accounting policies, disclosure controls and procedures, internal accounting and financial controls, and the audit process.
- Meets with management and with our independent auditor to discuss our financial reporting policies and procedures, our internal control over financial reporting, the results of the independent auditor's examinations, PTC's critical accounting policies and the overall quality of PTC's financial reporting, and reports on such matters to the Board.
- Meets with the independent auditor, with and without PTC management present.
- Appoints (and, if appropriate, replaces), evaluates, and establishes the compensation of, the independent auditor.
- Reviews the independent auditor's performance in conducting the annual financial statement audit and the audit of our internal control over financial reporting, assesses independence of the auditor, and reviews the auditor's fees.
- Reviews and pre-approves audit and non-audit related services that may be performed by the independent auditor.

Independence and Financial Expertise

- All committee members are "independent directors" under both SEC rules and the Nasdaq Stock Market listing requirements.
- No member has ever been an employee of PTC or any of its subsidiaries.
- The Board of Directors has determined that Mr. Schechter and Mr. Lacy qualify as Audit Committee Financial Experts, as defined by the SEC.

Compensation Committee



Committee Chair:
Donald Grierson

Committee Members:
Janice Chaffin
Paul Lacy
Robert Schechter

Responsibilities

- Establishes the compensation levels for our executive officers.
- Oversees our employee compensation programs, including the corporate bonus programs.
- Sets performance goals for compensation of executive officers and evaluates performance against those goals.
- Oversees our equity compensation plans.

May engage compensation consultants or other advisors to provide information and advice to the Committee.

Independence

- All committee members are "independent directors" under The Nasdaq Stock Market listing requirements.

Corporate Governance Committee



Committee Chair:
Janice Chaffin

Committee Members:
Donald Grierson
Klaus Hoehn
Paul Lacy
Blake Moret

Responsibilities

- Oversees the director recruitment process, including the assessment of qualifications and skills sought in new directors and the retention of search firms to assist in the identification of potential candidates.
- Reviews the composition of the Board and makes recommendations regarding nominees for election to the Board.
- Makes recommendations to the Board about the composition of committees of the Board.
- Develops and recommends policies and processes regarding corporate governance.
- Reviews and makes recommendations to the Board with respect to director compensation.
- Maintains a CEO succession plan to ensure continuity of leadership for PTC.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules, other than Mr. Moret who serves under a permitted limited exemption under such rules.

  As described above, Mr. Moret is the Chief Executive Officer and Chairman of Rockwell Automation, Inc., which entered into a strategic alliance with us in 2018 and purchased approximately 9% of outstanding PTC stock. Pursuant to the Securities Purchase Agreement under which such shares were purchased, we agreed to appoint Mr. Moret to the Board of Directors and to the Corporate Governance Committee. As we believed the investment by Rockwell Automation in the company was in the best interest of the company and its stockholders, we determined that the agreed appointment of Mr. Moret to the Corporate Governance Committee was also in the best interests of the company and its stockholders.

Strategic Partnerships Oversight Committee



Responsibilities

- Oversee the implementation and operation of significant strategic relationships entered into by the company.

Independence

- Mr. Schechter and Ms. Chaffin are independent directors; Mr. Moret is not considered independent.

Committee Chair:
Robert Schechter

Committee Members:
Janice Chaffin
Blake Moret

Risk Oversight

The Board and the relevant committees review with PTC's management the risk management practices for which they have oversight responsibility. Since overseeing risk is an ongoing process and inherent in PTC's strategic decisions, the Board and the relevant committees do not view risk in isolation, but discuss risk throughout the year in relation to ongoing operations and proposed actions and initiatives.

Board			
The Board has ultimate responsibility for risk oversight and directly oversees all risks not addressed by a committee.			
Audit	**Compensation**	**Corporate Governance**	**Strategic Partnerships**
• PTC Financial Condition and Debt • Financial Accounting and Reporting • Cybersecurity and IT Programs • Taxes • Subscription Transition • Compliance Programs	Overall Compensation Practices, Policies and Programs	• Director Nominations • Composition of the Board • CEO Succession Planning • Director Compensation	Implementation and Operation of Significant Strategic Relationships entered into by PTC.

Communications with the Board

Stockholders may send communications to the Board of Directors at: Chairman of the Board of Directors, PTC Inc., 121 Seaport Boulevard, Boston, MA 02210.



Director Compensation

We pay our non-employee directors a mix of cash and equity compensation. The amounts established for the annual Board and committee cash and equity retainers for the most recent year are shown in the table below. No fees are paid for service on the Strategic Partnerships Oversight Committee. The retainers are the only compensation paid for service as a director; we do not pay meeting fees for attendance at board or committee meetings.

	Annual Cash Retainer	Annual Equity Retainer	Committee Chair Retainer	Committee Member Retainer	Average Annual Retainer
Chairman of the Board	$115,000	$300,000			
Other Directors	$ 60,000	$250,000			
Audit Committee			$15,000	$15,000	
Compensation Committee			$12,500	$12,500	
Corporate Governance Committee			$ 7,500	$ 7,500	



21% Cash
79% Equity

Director Compensation Process and Decisions

Annual Compensation

The Board establishes the annual compensation for the directors at the meeting of the Board of Directors held directly after the Annual Meeting of Stockholders. In setting such compensation, the Board considers the recommendation of the Corporate Governance Committee. In making its recommendation for 2018, the Corporate Governance Committee considered a competitive assessment of the directors' compensation with that of our compensation peer group (described in COMPENSATION DISCUSSION AND ANALYSIS) and reviewed each element of compensation to determine whether the compensation is competitive and reasonable for the services provided by the directors. Based on that review, the annual cash compensation for all directors, other than the Chairman, was increased by $10,000. For 2018, after inclusion of the cash compensation adjustment, the directors' compensation was positioned at approximately the 50th percentile of the compensation peer group.

We provide a higher annual retainer for service as the Chairman of the Board given the additional work required by that position, but do not pay a committee chair retainer to the Chairman of the Board for service as the Chair of any committee. We provide different retainers for the Chairs and members of the various committees based on the anticipated level of work required with respect to the position and the committee.

We also believe that providing a majority of our directors' annual retainer compensation in the form of equity rather than cash serves to further align the interests of our directors with our stockholders as they become stockholders themselves.

New Director Compensation

The Board establishes the compensation for a new director at the time of election. For the annual cash and equity compensation, that compensation is pro-rated based on the annual compensation amounts established for the other directors. We also make a one-time equity grant that vests over two years in an amount determined in accordance with the company's prior practice and a competitive assessment of director compensation practices. The award is meant to increase the director's stock ownership over time to further align the director's interests with those of PTC stockholders and to compensate the director for the investment of time the director will make in understanding our business.

Director Stock Ownership Policy; No Hedging or Pledging of PTC Stock

Because we believe our directors' interests are best aligned with those of our stockholders if they maintain significant exposure to our stock, our directors:

- Are required to attain and maintain an ownership level of PTC common stock. Our Director Stock Ownership Policy is available on the Investor Relations page of our website at www.ptc.com.
    - The required level is **5x** their annual Board cash retainer (options and unvested restricted stock and RSUs are not counted toward the ownership requirement).
- May not hedge or pledge PTC stock.

✔ All our directors meet the applicable stock holding requirements.

2018 Director Compensation

The amounts shown in the **Fees Earned or Paid** in Cash column of the table are each director's annual board and committee retainer fees. The amounts shown in the **Stock Awards** column of the table are the value of the restricted stock unit (RSU) awards made to the directors during the year.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Total ($)
Robert Schechter Chairman of the Board	$147,500	$299,921[3]	$447,421
Janice Chaffin Chair, Corporate Governance Committee	$83,750	$249,974[3]	$333,724
Phillip Fernandez	$70,000	$249,974[3]	$319,974
Donald Grierson Chair, Compensation Committee	$87,500	$249,974[3]	$337,474
Klaus Hoehn	$62,500	$249,974[3]	$312,474
Paul Lacy Chair, Audit Committee	$105,000	$249,974[3]	$354,974
Corinna Lathan	$69,590	$249,974[3]	$319,564
Blake Moret[4]	$7,860	$529,008[4]	$536,868

[1] As an employee of PTC, Mr. Heppelmann, our President and Chief Executive Officer, receives no compensation for his service as a director and, accordingly, is not shown in the Director Compensation table.

[2] The number of outstanding RSUs held by each director as of September 30, 2018 is shown in the table below. No director held options.

Name	Restricted Stock Units
Janice Chaffin	3,113
Phillip Fernandez	3,113
Donald Grierson	3,113
Klaus Hoehn	3,113
Paul Lacy	3,113
Corinna Lathan	6,624
Blake Moret	5,452
Robert Schechter	3,735

[3] Grant date fair value of restricted stock units granted on March 8, 2018, calculated by multiplying the number of RSUs granted by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $80.30 per share.

[4] Mr. Moret joined the Board on July 19, 2018 and was granted a one-time new director equity award of 3,864 RSUs, which award vests in two equal installments on the first and second anniversaries of his service as director, and a pro-rated annual equity award of 1,588 RSUs. The grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $97.03 per share.



Proposal 2

Approve an Increase in the Number of Shares Available for Issuance under the 2000 Equity Incentive Plan

We are seeking stockholder approval of an amendment to our 2000 Equity Incentive Plan (2000 EIP) to increase the number of shares authorized for issuance by 6,000,000 shares. Of the shares previously authorized, only 1,702,188 remained available for grant as of January 7, 2019. If approved, we expect to use the additional shares for continued periodic equity grants to employees (including executive officers), directors and consultants.

Why the 2000 EIP is Important

Our ability to attract, motivate and retain high-performing employees is vital to our ability to compete successfully in the market and to increase stockholder value. We believe our ability to grant equity incentives as an element of employee compensation is essential for us to remain competitive in attracting and retaining such employees. We believe equity incentives motivate high levels of performance and provide an effective means of recognizing employee contributions to the success of PTC. Moreover, equity incentives align the interests of the employees with the interests of our stockholders. Because the 2000 EIP is the only plan under which we can grant equity incentives, maintaining its viability by increasing the number of shares available for grant is essential for us to be able to continue to use equity incentives to attract, motivate and retain the employees necessary for our future success.

Summaries of the 2000 EIP terms and the U.S. federal income tax consequences for awards under the 2000 EIP are provided below.

Potential Effects of the Amendment

The proposed amendment would make an additional 6,000,000 shares available for issuance under the 2000 EIP, which would enable us to continue to offer equity incentives to our employees (including executive officers), directors and consultants. With the additional shares, our fully-diluted share overhang would be 8.2%. Because future grants and share prices are unknown, the economic dilution associated with the additional shares cannot be calculated. We are mindful of the dilution associated with equity awards and we repurchase outstanding shares in the open market, which helps to offset the dilution associated with equity awards.

Grant Practices; Program Dilution and Expense

We use restricted stock units as our principal equity award because they enable us to issue fewer shares than stock options to deliver comparable value, which reduces overhang and potential stockholder dilution. They also have a better potential retention effect because they retain value even if the stock price declines.

We also emphasize performance-based awards when making equity awards to our executive officers and other senior executives. These awards are structured so that the value delivered is conditioned on achievement of PTC's important business objectives. If the performance targets are not achieved, the awards are forfeited. At least 50% of our annual equity incentive awards issued to executive officers are performance-based awards. As we discuss in COMPENSATION DISCUSSION AND ANALYSIS, approximately 50% of our executives' target compensation for 2018 was performance-based, with the equity component comprising a significant portion of their performance-based compensation. Our use of equity as part of our performance-based compensation program challenges our executives to increase stockholder value and compensates them only to the extent that result is achieved. The value of the compensation ultimately earned is dependent on the value of the equity on the vest date, which further aligns our executives' interests with those of stockholders.

We are committed to maintaining an equity incentive program that accomplishes our incentive and retention goals while being sensitive to our stockholders' concerns about dilution and expense. As part of our efforts to ensure that our program does not unduly dilute stockholders or incur undue expense, we benchmark the program's annual expense and share dilution (burn rate) against those of the companies we use to benchmark our executive compensation.

Benchmark of Equity Program Share Dilution / Burn Rate

For 2018, the share dilution (burn rate) associated with PTC's equity program (calculated under the methodology in the first table below) was below the 25th percentile relative to peer companies.

The table below shows our net burn rate for the past three completed fiscal years calculated by including all awards (service-based and performance-based) in the year granted and subtracting awards that were forfeited or not earned.

Burn Rate for the Three Most Recent Completed Fiscal Years (All Awards Counted in Year Granted or Forfeited)

	Service-based RSUs Granted	Performance-Based RSUs Granted[1]	Total RSUs Granted[1]	RSUs Forfeited	Weighted-Average Shares Outstanding	Burn Rate[2]
FY 2018 (October 1, 2017 – September 30, 2018)	1,045,243	960,737	2,005,980	564,000	116,389,724	1.24%
FY 2017 (October 1, 2016 – September 30, 2017)	1,262,818	574,617	1,837,435	649,000	115,523,442	1.03%
FY 2016 (October 1, 2015 – September 30, 2016)	1,814,408	669,527	2,483,935	544,000	114,612,029	1.69%
Three Year Average FY 2016 – 2018						**1.32%**

[1] Includes only Target value of performance-based awards without potential additional RSUs above Target that may be earned.

[2] Burn Rate = $\dfrac{\text{Number of Service-Based and Performance-Based Awards Granted in the Year less Awards Forfeited}}{\text{Weighted Average Number of Shares Outstanding for the Year}}$

The table below shows our burn rate for the past three completed fiscal years calculated by including service-based awards in the year granted and performance-based awards to the extent earned in the year earned.

Burn Rate for the Three Most Recent Completed Fiscal Years (Performance-Based Awards Counted in Year Earned)

	Service-based RSUs Granted	Performance-Based RSUs Earned	Total RSUs Granted and Earned	Weighted-Average Shares Outstanding	Burn Rate[1]
FY 2018 (October 1, 2017 – September 30, 2018)	1,045,243	550,307	1,595,550	116,389,724	1.37%
FY 2017 (October 1, 2016 – September 30, 2017)	1,262,818	321,014	1,583,832	115,523,442	1.37%
FY 2016 (October 1, 2015 – September 30, 2016)	1,814,408	340,855	2,155,263	114,612,029	1.88%
Three Year Average FY 2016 – 2018					**1.54%**

[1] Burn Rate = $\dfrac{\text{Number of Service-based Awards Granted in the Year + Number of Performance-Based Awards Earned in the Year}}{\text{Weighted Average Number of Shares Outstanding for the Year}}$

Benchmark of Equity Program Expense

For 2018, the expense (recorded expense as a percentage of market capitalization) associated with PTC's equity program was below the 25th percentile relative to peer companies.

Outstanding Equity Awards and Shares Available to Grant

The table below shows the number of shares under outstanding awards and the number of shares available for future grants under our 2000 Equity Incentive Plan, which is our only equity incentive plan, as of January 7, 2019.

2000 Equity Incentive Plan
(as of January 7, 2019)

	Number of Options Outstanding	Number of Restricted Stock Units Outstanding	Number of Other Equity Awards Outstanding	Shares Available to Grant under Plan
2000 Equity Incentive Plan	—	2,930,394	—	1,702,188

Determination of the Amount of the Share Request

We use an intended dollar value to be delivered to determine the number of shares to be awarded to a program participant, rather than a fixed number of shares. Accordingly, the number of shares we use under the plan varies based on our stock price. We modeled our anticipated equity program needs for 2019, 2020 and 2021 (assuming a consistent program) and determined that we would need to grant equity with an aggregate value of approximately $110 million for each of those years. We modeled the effect the proposed number of shares would have on our share overhang and burn rate. This model yielded a fully-diluted share overhang of 8.2% and an average burn rate below 1.5% for those years. We believe these measures indicate that our equity incentive program is appropriate and fair to stockholders while enabling us to provide the equity compensation incentives necessary to obtain, retain and incent the personnel necessary to increase stockholder value.

Board Recommendation

The amendment to the 2000 EIP will provide PTC with the shares necessary to offer effective equity incentives, which are essential for PTC to attract, motivate and retain employees and to align PTC's compensation needs with our stockholders' interests. PTC has evidenced its ability and commitment to use equity wisely through its burn rate and expense experience. The Board of Directors believes that the amendment to the 2000 EIP promotes important corporate goals, balances those goals with the interests of stockholders, and is therefore in the best interests of PTC's stockholders.



The Board of Directors recommends that you vote **FOR** the proposed amendment to the 2000 EIP.

Summary of the Terms of the 2000 EIP

The material terms of the 2000 EIP are described below. A copy of the 2000 EIP (reflecting the proposed increase) is included as Appendix B to this proxy statement.

Administration	The plan is administered by the Compensation Committee of the Board of Directors. The Committee is composed of at least two members of our Board who meet certain tests under the U.S. tax and securities laws for independence from PTC management. If there are not at least two such members, then the entire Board serves as the Committee for purposes of the plan.
Types of Awards	The Committee may award restricted and unrestricted shares of common stock, restricted stock units, stock options and stock appreciation rights.
Eligibility	The Committee may make awards to employees, directors and consultants of PTC and its subsidiaries based upon their past or anticipated contributions to the achievement of our objectives and other relevant matters. As of January 7, 2019, eight non-employee directors and approximately 6,100 employees were eligible for awards under the plan.
Restricted Stock Units	The Committee may grant restricted stock units, which are rights to receive shares of common stock in the future. The Committee determines the period during which, and the conditions under which, the award may be forfeited and the other terms and conditions of such awards. Restricted stock units may be settled in shares of common stock or cash, as determined by the Committee at the time of grant or thereafter. Restricted stock units represent unfunded and unsecured obligations of PTC.

Restricted and Unrestricted Stock	The Committee may make awards of common stock subject to forfeiture. The participant generally will forfeit the shares if specified conditions, such as the participant's continued service with PTC or achievement of certain company performance goals, are not met. The participant is entitled to vote the shares during the restricted period. The Committee may also award common stock without restrictions. The Committee determines what, if anything, the participant must pay to receive a stock award.
Stock Options	The Committee may award incentive stock options and nonstatutory stock options. The Committee determines the terms of the option awards, including the amount, exercise price, vesting schedule and term, which may not exceed ten years for incentive stock options. The exercise price of an option may not be less than the fair market value of a share of common stock on the date of grant. A participant may pay the exercise price of an option in cash or, if permitted by the Committee, other consideration, including by surrender of common stock the participant holds.
Stock Appreciation Rights	The Committee may grant stock appreciation rights, which are rights to receive any excess in value of shares of common stock over the exercise price. The exercise price may not be less than the fair market value of a share of common stock on the date of grant. The Committee determines at or after the time of grant whether stock appreciation rights are settled in cash, common stock or other securities of PTC, awards or other property and may define the manner of determining the excess in value of the shares of common stock.
Limitations on Individual Grants	In any fiscal year, the Committee may not grant to any person options, stock appreciation rights, restricted stock units or restricted stock with respect to which performance goals apply for more than 800,000 shares of common stock. This limit is subject to adjustment for changes in our structure or capitalization that affect the number of shares of common stock outstanding.
No Repricing of Outstanding Awards	The Committee may not, without stockholder approval, amend any outstanding option to reduce the exercise price or replace it with an option at a lower exercise price or exchange it for cash.
No Payment or Accumulation of Dividends on Unvested Awards or Outstanding Options	No dividends or dividend equivalents may accumulate or be paid with respect to any unvested portion of an Award or with respect to any Option, whether vested or unvested. This plan provision may be amended only with the approval of the stockholders of the Company.
Amendment of Outstanding Awards	The Committee may otherwise amend, modify or terminate any outstanding award, provided that the participant's consent to such action is required if such action (1) would terminate or reduce the number of shares issuable under an option and the participant does not have the opportunity to exercise the option or be compensated for the lost shares, or (2) taking into account any related action, would materially and adversely affect the participant.
Transferability	Participants may not transfer unvested awards and may not transfer stock options, whether vested or unvested.
Performance Goals	The Committee may grant awards subject to achievement of previously established performance goals. The performance goals may be particular to a participant or may be based, in whole or in part, on the performance of the business unit in which the participant works or on the performance of PTC as a whole. The performance goals the Committee may use may be based on one or more of the performance measures described in the plan.
Number of Shares Issuable; Change in Capitalization	As of January 7, 2019, 1,702,188 shares of common stock were available for issuance under the plan. If there is a change in our equity structure that affects the outstanding common stock, the aggregate number of shares that are reserved for issuance under the plan, as well as the number of shares subject to outstanding awards, together with exercise prices with respect to any of the foregoing, will be adjusted by the Committee to preserve the benefits intended to be provided under the plan.
Change in Control	The Committee may act to preserve a participant's rights under an award in the event of a change in control of PTC by, among other things, accelerating any time period relating to the exercise or payment of the award, causing the award to be assumed by another entity, or providing for compensating payments to the participant.
Amendments	The Board of Directors may amend, suspend or terminate the plan, subject to any stockholder approval it deems necessary or appropriate. Under current NASDAQ Stock Market rules, the Board may not increase the number of shares of common stock issuable under the plan (except in the case of a recapitalization, stock split or similar event) without stockholder approval.

Potential U.S. Federal Tax Consequences of Awards

Below is a summary of the material U.S. federal income tax consequences for participants and PTC with respect to awards under the 2000 Equity Incentive Plan.

Restricted Stock Units. A participant will generally realize ordinary income in an amount equal to the fair market value of the shares (or the amount of cash) distributed to settle the restricted stock units at the time of settlement, which is generally upon vesting of the restricted stock units. In certain limited circumstances, a settlement date may be later than the vesting date, in which case the settlement would be made in a manner intended to comply with the rules governing non-qualified deferred compensation arrangements. In either case, we would receive a corresponding tax deduction at the time of settlement. If the restricted stock units are settled in shares, then upon sale of those shares, any subsequent appreciation or depreciation would be treated as short-term or long-term capital gain or loss to the participant and would not result in any further tax deduction by us.

Restricted Stock. Generally, a participant will be taxed at the time the restrictions on the shares lapse. The excess of the fair market value of the shares at that time over the amount paid, if any, by the participant for the shares will be treated as ordinary income. The participant may instead elect at the time of grant to be taxed (as ordinary income) on the excess of the then fair market value of the shares over the amount paid, if any, for the shares. In either case, we would receive a tax deduction for the amount reported as ordinary income to the participant. Upon the participant's disposition of the shares, any subsequent appreciation or depreciation is treated as a short or long-term capital gain or loss and will not result in any further tax deduction by us.

Incentive Stock Options. A participant does not realize taxable income upon the grant or exercise of an ISO under the 2000 EIP. If a participant does not dispose of shares received upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, then (1) upon sale of the shares, any amount realized in excess of the exercise price is taxed to the participant as long-term capital gain and any loss sustained will be a long-term capital loss and (2) we may not take a deduction for Federal income tax purposes. The exercise of ISOs gives rise to an adjustment in computing alternative minimum taxable income that may result in alternative minimum tax liability for the participant.

If shares of common stock acquired upon the exercise of an ISO are disposed of before the end of the one and two-year periods described above (a "disqualifying disposition"), the participant would recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on a sale of such shares) over the exercise price. We would be entitled to a tax deduction for the same amount. Any further gain realized by the participant would be taxed as a short-term or long-term capital gain and would not result in any deduction for us. A disqualifying disposition in the year of exercise will generally avoid the alternative minimum tax consequences of the exercise of an ISO.

Nonstatutory Stock Options. No income is realized by the participant at the time a nonstatutory option is granted. Upon exercise, the participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. We would receive a tax deduction for the same amount. Upon disposition of the shares, appreciation or depreciation after the date of exercise is treated as a short-term or long-term capital gain or loss to the participant and will not result in any further tax deduction by us.

Excess Parachute Payments. A participant who receives any accelerated vesting or exercise of options or stock appreciation rights or accelerated lapse of restrictions on restricted stock or restricted stock units in connection with a change in control might be deemed to have received an "excess parachute payment" under federal tax law. In such cases, the participant may be subject to an excise tax and we may be denied a tax deduction.



Our Executive Officers



James Heppelmann

Information about Jim Heppelmann is provided in "**Director Nominees**" above.



Andrew Miller

Executive Vice President, Chief Financial Officer   Age **58**

Andy has been our Executive Vice President, Chief Financial Officer since February 2015 when he joined PTC. Andy was Executive Vice President, Chief Financial Officer of Cepheid, a publicly-traded medical technology company from April 2008 to February 2015. Prior to that, Andy was employed by Autodesk Inc., a publicly-traded software company, where he was the Vice President of Finance and Chief Accounting Officer.



Barry Cohen

Executive Vice President, Chief Strategy Officer   Age **74**

Barry has been our Executive Vice President, Chief Strategy Officer since October 2010. Prior to that, Barry served in various roles in the company, including in our Corporate Strategy and Global Services groups. Barry is the father of Matt Cohen. Barry joined PTC in 1998.



Matthew Cohen

Executive Vice President, Field Operations   Age **42**

Matt has been our Executive Vice President, Field Operations since February 2018. Matt was Executive Vice President, Customer Success from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Matt held various positions in our Global Services group. Matt is the son of Barry Cohen. He joined PTC in 2001.



Kathleen Mitford

Executive Vice President, Products   Age **46**

Kathleen became our Executive Vice President, Products in February 2018. Kathleen was our Executive Vice President, Products and Market Strategy from October 2017 to February 2018, Executive Vice President, Segments from February 2017 to October 2017, Corporate Vice President, Corporate Strategy from July 2014 to February 2017, and Senior Vice President, Corporate Strategy from October 2011 to July 2014. Before that, she served in various roles in our product, market and corporate strategy groups. Kathleen joined PTC in 2006.



Aaron Von Staats

Executive Vice President, General Counsel and Secretary   Age **53**

Aaron became Executive Vice President, General Counsel and Secretary in September 2018. Aaron was Corporate Vice President, General Counsel and Secretary from March 2008 to September 2018. Prior to that, he served in a number of roles in the company's Legal group. Aaron joined PTC in 1997.



Proposal 3

Advisory Vote on the Compensation of our Named Executive Officers

This advisory vote on the compensation of our Chief Executive Officer and our other executive officers named in the Summary Compensation Table (our "named executive officers") gives stockholders the opportunity to express their views on our named executive officers' compensation for 2018. This "say-on-pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Additional information about their compensation is discussed in COMPENSATION DISCUSSION AND ANALYSIS and in EXECUTIVE COMPENSATION.



The Board of Directors recommends that you vote **FOR** the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.

Why You Should Approve the Compensation of our Named Executive Officers

Our compensation programs are designed to pay for performance. A significant portion of the compensation of our named executive officers is comprised of performance-based pay. For 2018, 51% of our CEO's target compensation was performance-based and 49% of our other named executive officers' target compensation was performance-based. The executives may also earn amounts above their target compensation, up to a cap, for performance above target performance. Conversely, if the performance measures are not achieved, those performance-based amounts are not earned or paid.



Our compensation programs provide a strong correlation between pay and performance as demonstrated by our performance against our strategic goals and achievement against our short-term and long-term incentive plan targets in 2018. The alignment of pay and performance is further demonstrated in the realizable pay to performance alignment charts in COMPENSATION DISCUSSION AND ANALYSIS – Executive Summary of Our Compensation Practices – We Pay for Performance, which show strong alignment between realizable pay and actual performance over the past three-year period.

The table below shows the performance measures for the 2018 cash bonus plan, the upside annual equity and the long-term performance-based equity, and achievement under those performance measures.

2018 Performance-Based Compensation

Component	Performance Measure	Threshold	Target	Upside Target	% Achieved and Earned[2]
Annual Cash Bonus	Ending Annualized Recurring Revenue (ARR)[1]	$1,000M	$1,040M	$1,090M	96.10%
	New IoT and Connected Applications Bookings[1]	$110M	$138.5M	$150M	
	Non-GAAP Operating Expense[1]	$743M	$733M	$723M	
Annual Upside Equity	New IoT and Connected Applications Bookings		$166.2M	—	0%
Long-Term Performance-Based Equity	New Software Subscription Annual Contract Value (ACV)[1]	$158M	$180M	$189M	93.34%[3]

[1] Our ARR, ACV and Bookings operating measures and non-GAAP operating expense financial measure are described on Appendix A.

[2] Payouts under the annual cash bonus plan were capped at 125% and payouts under the long-term performance-based equity were capped at 200%, even if performance exceeded the upside targets. No amounts could be earned for performance above target under the Annual Upside Equity.

[3] The ACV performance targets were established based on an assumed subscription mix of 80%. Actual subscription mix for the year was 76%, which adversely affected our ACV results; if our actual bookings had come in at the assumed mix, the target performance measure would have been exceeded.

Our compensation programs are designed to align our executives' interests with our stockholders' interests. In addition to weighting our executives' compensation to performance-based pay, a substantial portion of their compensation is in the form of equity (RSUs) that vests over three years. Moreover, our executives are subject to substantial stock ownership requirements and to clawback of incentive compensation in certain circumstances. These elements serve to align our executives' interests with those of our stockholders in the long-term value of PTC.



Our compensation programs are developed by independent directors advised by an independent consultant. Our Compensation Committee is comprised only of independent directors and retains an independent compensation consultant to advise it on appropriate compensation practices.

Effect of Say-on-Pay Vote

This say-on-pay vote, which is required by Section 14A of the Securities Exchange Act of 1934, is advisory only and is not binding on the company, the Compensation Committee or our Board of Directors. Although the vote is advisory, we, our Compensation Committee and our Board of Directors value the opinions of our stockholders and will consider the outcome of this vote when establishing future compensation for our executive officers. We hold such a vote each year.



Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors determines the compensation for our executives. We discuss below our executive compensation program and the compensation decisions made for 2018 for our Chief Executive Officer, our Chief Financial Officer, and the other executive officers and former executive officers named in the Summary Compensation Table.

Executive Summary of Our Compensation Practices

We Pay for Performance

Our results for 2018 reflect the continuing successful execution of our business transformation to a subscription company with expanding margins. Our Internet of Things business, which we view as a significant growth opportunity, continued to grow as we added new customers and existing customers expanded their implementations over the year. Our performance over the year and the past three years reflects the success and efficacy of aligning executive compensation with our strategic plan. This pay-for-performance approach has resulted in exceptional pay and performance alignment and will continue to be the centerpiece of our executive compensation programs.

3-Year: CEO Total Realizable Compensation vs TSR CAGR



3-Year: NEO Total Realizable Compensation vs TSR CAGR



We are Responsive to Stockholders

We received strong stockholder support for our executives' compensation for 2017.



90%

Approval of over 90% of shares voted

Over recent years we have made significant changes to our executive compensation programs in response to say-on-pay votes, comments from stockholders and changes to perceived best practices. These changes include:

- Adopting separate performance measures for our annual cash bonus and our long-term performance-based equity;
- Introducing multiple performance periods for our long-term performance-based equity;
- Adopting a clawback policy; and
- Eliminating all single-trigger vesting in connection with a change in control.

We considered that vote when making executive compensation decisions for 2018. Based on the strong support we received, we believe stockholders support how we have structured our executives' compensation overall, and we did not make any changes to the structure of our executives' target compensation for 2018.

Our Compensation Practices Protect Stockholders

✔ Our long-term performance-based equity awards have performance measures that cover three years and our service-based equity awards vest over a period of three years to ensure that our executives maintain a long-term view of stockholder value.

✔ The amounts our executives can earn under our performance-based incentive plans are capped.

✔ We have a compensation clawback policy under which performance-based compensation paid to executive officers that is subsequently determined not to have been earned due to restatement of prior period financial results may be recovered.

✔ We design our compensation policies and practices to mitigate risk to the company that could be posed by those policies and practices.

✔ We do not provide perquisites or supplemental retirement benefits to our executives.

✔ We have robust stock ownership requirements for our executives to ensure that their interests are even more effectively linked to those of our stockholders.

✔ We do not allow our executives to hedge their exposure to ownership of, or interest in, PTC stock; nor do we allow them to engage in speculative transactions with respect to PTC stock or to pledge their PTC stock.

✔ All our executives are employed "at will."

✔ Our executive agreements:

- Do not contain tax "gross-ups" on "golden parachute" payments in connection with a change in control, and we have committed that we will not include such a gross-up in any future executive agreements;

- Contain "double triggers" that require termination in connection with a change in control before vesting of any equity is accelerated; and

- Provide only limited severance benefits, and no equity acceleration, upon termination without cause absent a change in control.

✔ Our 2000 Equity Incentive Plan prohibits the payment or accumulation of dividends or dividend equivalents with respect to the unvested portion of any award, including RSUs and options, whether vested or unvested.

Compensation Philosophy & Objectives

Our executive compensation programs are designed to attract, motivate and retain our executives. We have a pay-for-performance philosophy for executive compensation and emphasize performance-based compensation tied to strategic initiatives designed to create long-term stockholder value. We believe that equity incentives that vest over multiple years provide an important motivational and retentive aspect to the executives' overall compensation and align our executives' interest in the long-term performance of PTC with that of our stockholders. Accordingly, a substantial portion of our executives' compensation consists of performance-based and service-based RSUs that vest over multiple years, with an emphasis on performance-based RSUs.

Compensation Committee Process

The Compensation Committee, which is comprised entirely of independent directors, establishes and reviews the compensation for our executive officers annually.

Independent Compensation Consultant

The Committee engaged Pearl Meyer & Partners, LLC as its independent compensation consultant for 2018. The Committee assessed the independence of Pearl Meyer and determined that Pearl Meyer is independent of PTC and has no relationships that could create a conflict of interest with PTC. As part of its assessment, the Committee considered the fact that Pearl Meyer provides no other services to PTC and consults with PTC's management only as necessary to provide the services described below.

Pearl Meyer provides a range of services to the Committee to support the Committee in fulfilling its responsibilities, including providing legislative and regulatory updates, peer group compensation data, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of our programs with our executive compensation philosophy. Pearl Meyer attends Committee meetings, reviews compensation data with the Committee, and participates in discussions regarding executive compensation issues. The Committee meets with Pearl Meyer with and without PTC management present.

Consultation with Management

Members of management, including our Chief Executive Officer, participate in Committee meetings as requested by the Committee to discuss the materials provided, including recommendations on executive pay, competitive market practices and performance measures. Although the members of management provide their views, decisions on executive compensation are made solely by the Committee and, in the case of the Chief Executive Officer's compensation, without the presence of the Chief Executive Officer.

How We Determine the Total Amount of Compensation

We make decisions regarding the amount and mix of compensation awarded to each of these executives based on:

- Objective data provided by Pearl Meyer & Partners (we refer to this as the "competitive analysis");
- Analysis of the scope of each executive's responsibilities; and
- Internal pay equity among the executives.

We use the competitive analysis to assess our executives' compensation against the compensation paid to executives in similar positions in the peer group to ensure that the compensation we pay is competitive and fair to our executives and to our stockholders. We generally target compensation opportunities for our executives at the median of the market as an initial benchmark. While we use the competitive analysis as a starting point, we also consider the qualitative dimensions of an executive's role, internal pay equity among our executives and tenure in the position when setting our executives' compensation as we do not believe an external benchmark should be the only determinant of compensation.

Benchmarking and Survey Data

Benchmarking

The peer group used for the competitive analysis consists of publicly-traded U.S. companies in the software industry, most of which are in the enterprise software space, that have revenues and market capitalizations in a range we believe is appropriate. We target companies with revenue within an approximately 0.5x to 2x multiple of PTC's revenue and an approximately 0.3x to 3x multiple of PTC's market capitalization. However, we may include companies with revenue and/or market capitalizations outside these parameters if there is strong product and/or service similarity. We believe this group represents the competition for executive talent in our industry. We review the peer group on an annual basis to ensure that the companies in the peer group remain relevant and provide meaningful compensation comparisons.

The 2018 peer group consisted of the companies listed below. The 2018 peer group differed from the 2017 peer group due to the removal of Rackspace Hosting, Inc. and Mentor Graphics Corporation following their respective acquisitions and the addition of Splunk Inc. to balance those removals.

2018 Peer Group

Company	Product or Service Similarity	Revenue $600M – $2,300M	Market Capitalization $2.3B – $19.6B
ACI Worldwide, Inc.	●	●	●
Akamai Technologies, Inc.	●		●
Ansys, Inc.	●	●	●
Autodesk, Inc.	●	●	
Cadence Design Systems, Inc.	●	●	●
Citrix Systems, Inc.	●		●
Fair Isaac Corporation	●	●	●
Nuance Communications, Inc.	●	●	●
Open Text Corporation	●	●	●
Pegasystems Inc.	●	●	●
Red Hat, Inc.			●
Splunk Inc.		●	●
SS&C Technologies Holdings Inc.	●	●	●
Synopsys, Inc.	●		●
Verint Systems Inc.	●	●	●

Survey Data

We also use survey data for additional perspective. For 2018, we used the Radford Global Technology survey. PTC participates in this survey and believes that it represents a good cross-section of the software industry and that the data is appropriate to PTC. The survey represented 46 software companies with median revenue of $1.7 billion.

2018 Compensation Design and Decisions

Our executives' compensation consisted of a mix of base salary, annual incentive cash bonus, and performance-based and service-based equity. We believe these components provide an appropriate mix of fixed compensation and at-risk compensation that promotes short-term and long-term performance and rewards our executives appropriately for their performance. With this mix, we provide a competitive base salary and service-based equity that vests over multiple years while providing our executives the opportunity to earn additional compensation through short-term and long-term performance-based incentives designed to drive company performance and create long-term stockholder value. This mix is weighted toward at-risk pay (an annual performance-based bonus and performance-based RSUs that vest over multiple years).

2018 Target Annual Compensation



Base Salary
Provide a base level of competitive cash compensation.

Service-Based RSUs
Align the executive's long-term interests with the long-term interests of stockholders and retain the executive, with performance-based upside to focus the executives on specific exceptional performance goals for the current fiscal year.

Annual Incentive Bonus
Focus the executive on achieving specific performance goals related to PTC's business plan for the current fiscal year.

Long-Term Performance-Based RSUs
Align the executive's long-term interests with the long-term interests of PTC and stockholders by focusing the executive on achieving performance goals critical to PTC's long-term success.

CEO Compensation Components

Other NEO Compensation Components

2018 Annual Target Compensation

We set the executives target compensation for 2018 as set forth below. The target compensation for the role was determined at the beginning of the year or when the person assumed that role, if later. Target compensation includes only the elements shown below and does not include the Annual Upside Performance-Based RSUs as those are not considered part of the executives' target compensation, but rather an upside opportunity that could be earned for exceptional performance beyond that contemplated by our business plan.





James Heppelmann,
President and Chief Executive Officer

Considerations

We evaluated Mr. Heppelmann's 2017 compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether to make any additional changes to his target compensation for 2018. Given his performance and his compensation relative to his peers, we believed an increase in his compensation was warranted. As we prefer to use equity that vests over multiple years rather than cash to further align executive compensation with the interests of our stockholders, we made this change to his target long-term equity compensation, with the increase split equally between performance-based RSUs and service-based RSUs.

During the year, we also made a long-term performance-based grant to Mr. Heppelmann that is not part of his target annual compensation. This grant is described below under "Long-Term Performance-Based Grant for CEO and CFO."

2018 Target Compensation



$4,100,000 Performance-Based RSUs

$800,000 Base Salary

$4,100,000 Service-Based RSUs

$1,000,000 Annual Incentive Bonus

$10M



Andrew Miller,
Chief Financial Officer

Considerations

We evaluated Mr. Miller's performance and his 2017 compensation against our compensation peer group as to individual elements and as to total target compensation to determine whether to make any additional changes to his target compensation for 2018. Given his performance in driving the transformation of our business, we believed an increase in his compensation was warranted. As with Mr. Heppelmann, we made this increase through his target long-term equity compensation, with the increase split equally between performance-based RSUs and service-based RSUs.

During the year, we also made a long-term performance-based grant to Mr. Miller that is not part of his target annual compensation. This grant is described below under "Long-Term Performance-Based Grant for CEO and CFO."

2018 Target Compensation



$1,250,000 Performance-Based RSUs

$415,000 Base Salary

$1,250,000 Service-Based RSUs

$350,000 Annual Incentive Bonus

$3.265M



Barry Cohen,
Chief Strategy Officer

Considerations

Mr. Cohen has a unique position for which there is no appropriate match in the peer group or survey data. Given the breadth and responsibilities of his position, and considering internal pay equity among our executives, we believed an increase in his compensation was warranted. As with Mr. Heppelmann and Mr. Miller, we made this increase through his target long-term equity compensation, with the increase split equally between performance-based RSUs and service-based RSUs.

2018 Target Compensation



$1,250,000 Performance-Based RSUs

$415,000 Base Salary

$1,250,000 Service-Based RSUs

$350,000 Annual Incentive Bonus

$3.265M



Matthew Cohen,
Executive Vice President, Field Operations

Considerations

Mr. Cohen was promoted to Executive Vice President, Field Operations in February 2018. His initial compensation for 2018 was set when he was Executive Vice President, Customer Success, in the context of that role, and fell within our parameters. Upon his promotion, we reviewed his compensation in light of his expanded responsibilities and determined that his compensation was not competitive. Accordingly, we increased his base salary by $15,000 and his annual target long-term equity by $335,000, which brought him into the target competitive range. We also made an additional RSU grant valued at $600,000 in recognition of his expanded responsibilities. The additional equity granted will vest in three substantially equal annual tranches over three years.

2018 Target Compensation



$1,167,500 Performance-Based RSUs

$415,000 Base Salary

$1,167,500 Service-Based RSUs

$350,000 Annual Incentive Bonus

$3.1M



Kathleen Mitford,
Executive Vice President, Products

Considerations

Ms. Mitford was promoted to Executive Vice President, Products in March 2018. Her initial compensation for 2018 was set when she was not an executive officer and the scope of her responsibilities as Executive Vice President, Products and Segments was not as broad. Upon her promotion, we reviewed her compensation in light of her significantly expanded responsibilities and determined that her compensation was not competitive for peers in similar roles. Accordingly, we increased all elements of her compensation, increasing her base salary by $50,000, her annual target bonus by $125,000 and her annual target long-term equity by $1.025 million, which brought her into the target competitive range. We also made an additional RSU grant valued at $200,000 in recognition of her expanded responsibilities. The additional equity granted will vest in three substantially equal annual tranches over three years.

2018 Target Compensation



$762,500
Performance-Based RSUs

$375,000
Base Salary

$762,500
Service-Based RSUs

$2.2M

$300,000
Annual Incentive Bonus

Considerations for Tony Dibona, Former Executive Vice President, Focused Solutions

Mr. DiBona also had a unique position for which there was no appropriate match in the peer group or survey data. Accordingly, when setting target compensation amounts for Mr. DiBona for 2018, we considered his performance and his compensation as compared to our other executives, including consideration of the scope of his responsibilities compared to our other executives. As we believed his compensation remained appropriate, we made no changes to his compensation for 2018. In connection with Mr. DiBona's decision to retire in March 2019, in light of his long service tenure and performance, we modified his outstanding RSUs to provide that such RSUs would continue to vest over time after his retirement, with all performance-based RSUs remaining subject to the performance measures and forfeiture.

Considerations for Craig Hayman, Former Chief Operating Officer

We evaluated Mr. Hayman's performance and his 2017 compensation against our compensation peer group as to individual elements and as to total target compensation to determine whether any changes should be made to his 2018 compensation. Because Mr. Hayman had joined PTC in 2016 and we provided an attractive and competitive compensation package for him at that time, his compensation remained competitive relative to our compensation peer group and we made no changes to his compensation for 2018. Mr. Hayman left PTC in February 2018 to pursue another opportunity and all unvested equity was forfeited.

Long-Term Performance-Based Grant for CEO and CFO

During the course of the year, based on the success of our business transformation that put us ahead of our long-term plan targets for 2021, in June 2018 we announced new long-term financial targets for 2021 and 2023. The targets, if achieved, represent significant growth and profitability of our business that we expect will benefit our stockholders. Our performance and the 2023 long-range targets we announced demonstrate that we are committed to outstanding results.

Given the significant contributions of Mr. Heppelmann and Mr. Miller in driving our current performance and achievements to date, we believed it was important to motivate both executives to drive achievement of the new long-term targets. In accordance with our pay for performance philosophy and preference to weight compensation toward equity incentives to further align our executives' interests with those of our stockholders, we made a long-term performance-based RSU grant to each of them tied to achievement of the announced 2021 and 2023 adjusted cash flow targets, valued at $40 million on the date of grant for Mr. Heppelmann and $10 million for Mr. Miller. We selected the adjusted free cash flow targets as the performance measures under the grants as they align to the long-range plan and given the importance of this performance measure to our stockholders and the expected increase in the valuation of the company achievement of those measures would drive.

Adjusted Free Cash Flow Targets under the Equity Grants*



	4x
	The FY2023 adjusted free cash flow target of $850 million represents approximately 4x our 2018 adjusted free cash flow.

*   In October 2018, we reduced the long-term plan FY2021 adjusted free cash flow target to $585 million to reflect the anticipated effect of a higher subscription mix than we anticipated when we announced the original targets in June 2018. We did not, however, modify the equity grants to reflect this reduced target as the FY2023 adjusted cash flow target did not change and we wanted to ensure we drove performance through FY2023. Our adjusted free cash flow measure is described on page A-2.

The RSUs become eligible to vest in three equal tranches for 2021, 2022 and 2023 if and to the extent the performance measure for the period is met. The value of the awards made is equal to approximately 5x the value of the executives' respective 2018 annual long-term equity awards. Using a multiple of 5x their respective annual awards was consistent with external compensation data we reviewed, including case studies of companies that have provided similar awards to their executives, and aligns with the five-year performance period under the awards. We believe that these performance awards provide a compelling incentive to the executives to drive achievement of our long-range plan and drive outstanding results for our shareholders.

2018 Performance-Based Compensation

The performance measures we develop and use for our performance-based compensation are designed to drive and measure our performance against our short-term and long-term business plans and objectives and create value for our stockholders.

For 2018, we continued to use separate performance measures for the annual cash incentive plan and the long-term performance-based RSUs, and multiple performance measures in the annual cash incentive plan. As our business model transformation had matured, we returned to using a strategic performance measure for our long-term performance-based RSUs. We had used relative TSR as our long-term performance measure in 2015 – 2017 during our business model transformation due to the challenge in setting appropriate performance targets during such a transformation. We decided to use a strategic performance measure for 2018 as we believed it would better serve to motivate our executives and drive our long-term business objectives.

We continued to incentivize significant performance beyond our financial plan and performance compensation targets with annual upside performance-based RSUs. We selected New IoT and Connected Applications Bookings as the performance measure for the annual upside RSUs given the importance of increasing these bookings to our longer-term revenue growth and margin expansion. This performance target was a significant stretch target that, if achieved, would represent over 50% growth in new IoT and Connected Applications bookings over 2017. We first implemented an annual upside equity opportunity in 2016 because we provide limited upside opportunity in our annual cash bonus plan relative to our peers. We elected to use equity for the annual upside opportunity to further align our executives' interests with those of our stockholders and motivate executives to focus on important transformative aspects of our business, including our Internet of Things business.

Alignment of Corporate Goals and 2018 Performance-Based Compensation

Goal		Compensation Plan and Performance Measure
Increase Recurring Revenue	»	Annual Cash Bonus Plan **Annualized Recurring Revenue (ARR)**
Drive Growth in IoT and IoT Solutions	»	Annual Cash Bonus Plan **New IoT and Connected Applications Bookings**
		Annual Upside Equity **New IoT and Connected Applications Bookings above Plan**
Expand Operating Margins	»	Annual Cash Bonus Plan **Non-GAAP Operating Expense**
Increase Customer Adoption of Subscription Licensing	»	Long-Term Performance-Based Equity **New Subscription ACV through 2020**

2018 Performance–Based Compensation and Achievement

The performance targets for the 2018 performance-based compensation and achievement under those plans are set forth below.

The annual cash bonus plan had three equally-weighted components, with 63.3% of the target bonus eligible to be earned upon achievement of threshold under all the performance measures and 100% at achievement of target under all the performance measures. Upside amounts could be earned but were capped at 125% of the target bonus, which is generally lower the than the upside opportunity provided by our peers.

The long-term performance-based equity is eligible to vest in three substantially equal tranches in 2018, 2019 and 2020 if and to the extent the performance measure for the applicable year is achieved. The performance measures for all three years are set upon grant and all are tied to increasing New Subscription ACV over the three-year period. The performance target for 2018 is set forth below, with 50% of the RSUs eligible to be earned for the period vesting on achievement of the threshold and the full 100% eligible for the period vesting on achievement of the target. Additional RSUs could be earned up to 200% of the target RSUs eligible to vest in the period for performance above the target (so, if 3,000 RSUs were granted, 1,000 could be earned for each of 2018, 2019 and 2020, and up to an additional 1,000 RSUs could be earned for each period). RSUs not earned for 2018 or 2019 can be earned for 2020 as the intended long-term increase in new subscription ACV would be achieved, but in no event can the aggregate number of RSUs earned for all three periods exceed the total number of RSUs eligible to be earned multiplied by the 2020 achievement level.

The annual upside equity has a one-year performance measure and RSUs earned would vest in three substantially equal tranches in 2018, 2019 and 2020. RSUs not earned would be, and all were, forfeited. No additional RSUs could be earned for performance above the target.

Component	Performance Measure	Threshold (in millions)	Target (in millions)	% Earned
Annual Cash Bonus	Ending Annualized Recurring Revenue (ARR)[1]	**$1,000**	**$1,040**	96.1%
	New IoT and Connected Applications Bookings[1]	**$110**	**$138.5**	
	Non-GAAP Operating Expense[1]	**$743**	**$733**	
Long-Term Equity	New Software Subscription ACV[1]	**$158**	**$180**	93.34%[2]
Annual Upside Equity	New IoT and Connected Applications Bookings[1]		**$166.2**	0%

[1] Our ARR, Bookings and ACV operating measures and Non-GAAP Operating Expense are described on Appendix A.

[2] The ACV performance targets were established based on an assumed subscription mix of 80%. Actual subscription mix for the year was 76%, which adversely affected our ACV results; if our actual bookings had come in at the assumed mix, the target performance measure would have been exceeded.

Severance and Change in Control Arrangements

Agreements and Conditions

We maintain severance and change in control arrangements with our executives. The agreements require the executive to execute a non-compete agreement with PTC and to execute a general release of claims as a condition to receiving severance benefits. Each of the agreements has a one-year term and renews automatically for successive one-year terms if the Compensation Committee does not terminate the agreement. The agreements are described in more detail under **Potential Payments upon Termination or Change in Control**.

Annual Review

The Compensation Committee reviews these agreements each year to determine if these agreements should be maintained, modified or terminated. For 2018, the Committee reviewed current market practices and the terms of the agreements with the Committee's compensation consultant. Based on this review, the Committee decided that it was appropriate to maintain the agreements.

Rationale

The Committee believes that these agreements are important motivational and retention tools because, in a time of increased consolidation in our industry and increased competition for executive talent, they provide a measure of earnings security by offering income protection in the form of severance and continued benefits if the executive's employment is terminated without cause, economic protection for the executive's family if the executive becomes disabled or dies, and additional protections in connection with a change in control of PTC.

The Committee believes that providing severance to PTC employees, including executives, is an appropriate bridge to subsequent employment if the person's employment is terminated without cause. This is particularly so for executive-level positions for which the opportunities are typically more limited and the job search lead time is longer. The agreements also benefit PTC by enabling executives to remain focused on PTC's business in uncertain times without the distraction of potential job loss.

Importance in Connection with a Potential Change in Control

The Committee believes these agreements are even more important in the context of a change in control as it believes they will motivate and encourage the executives to be receptive to potential strategic transactions that are in the best interest of stockholders, even if the executive faces potential job loss. The agreements for our executives have "double triggers" before vesting of any equity is accelerated, so that no equity is accelerated upon a change in control but is accelerated only if the executive is terminated in connection with a change in control. The Committee believes this benefits PTC and any potential acquirer because it enables PTC to retain and motivate the executive while a potential change in control is pending, provides an acquirer with the ability to retain desired executives using existing equity incentives, and does not provide a one-time benefit to the executive that could undermine those efforts.

Equity Ownership

Each year we examine the total equity ownership of our executive officers. Because we believe that the interests of our executives are more aligned with stockholders' interests if they are stockholders themselves, we maintain a stock ownership policy for our executives. The policy requires the CEO and each of the other executives to attain and maintain an ownership level of PTC's common stock equal to 5x and 1x, respectively, their individual annual salary through retention of vested equity (other than options). The *Executive Stock Ownership Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at www.ptc.com.

Equity Ownership Requirements

Chief Executive Officer

 5X Base Salary

Other Executive Officers

 1X Base Salary

All our executives meet the ownership requirements.

Compensation Clawback Policy

We maintain an executive compensation recoupment policy that is intended to enable us to recover incentive compensation paid to an executive officer if such compensation is subsequently determined to have been unearned due to a restatement of our financial results for the performance period as a result of the misconduct of the executive officer. The *Executive Compensation Recoupment Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at www.ptc.com.

Timing of Equity Grants

We do not time grants either to take advantage of a depressed stock price or an anticipated increase in stock price and have limited the amount of discretion that can be exercised in connection with the timing of awards. We generally make awards only on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information. Typically, our annual executive awards are made in November after public release of the previous fiscal year's financial results, annual awards to our Board of Directors are made on the day of the annual stockholders' meeting, and awards to our employees are made in November and July.

Awards to executive officers may be made only by the Compensation Committee. Other employee awards may be made by either the Compensation Committee or by our Chief Executive Officer pursuant to delegated authority. The Compensation Committee generally makes awards only at Committee meetings and generally does not make awards in trading blackout periods (the prophylactic period encompassing the last three weeks of each fiscal quarter through 24 hours after the earnings for that quarter are announced) unless special circumstances exist, such as a new hire or a contractual commitment. Our Chief Executive Officer may make awards only on the 15th of the month (or the next succeeding business day if the 15th is not a business day), other than in the months of January, April, July and October because the 15th of each of those months falls in a blackout period after the end of the quarter before results are announced, and only up to established values set by the Compensation Committee.

Tax and Accounting Considerations

Tax Considerations

The Compensation Committee considers the tax consequences of our executive compensation plans when designing the plans. Through 2017, Section 162(m) of the Internal Revenue Code limited deduction of compensation paid to the chief executive officer and three other most highly compensated executive officers of PTC (other than the chief financial officer) to $1,000,000 unless the compensation was performance-based. Through 2017, our executives' annual incentive bonuses and performance-based equity awards were provided under stockholder approved plans and were designed to enable deductibility under Section 162(m) as performance-based compensation. With the enactment of the Tax Cuts and Jobs Act, compensation, including performance-based compensation, paid to our chief executive officer, chief financial officer and each of our three highest paid executive officers in excess of $1 million, will not be tax deductible, with the exception of the FY18 cash bonus, performance-based RSUs granted to the chief executive officer and the named executive officers prior to November 2, 2017 and service-based RSUs granted to the chief financial officer prior to November 2, 2017, which qualify for transition relief applicable to certain arrangements in place as of November 2, 2017. Given our preference for performance-based compensation, we have not altered our executives' compensation in response to the law.

Accounting Considerations

We consider the stock-based compensation expense associated with equity awards to executives as part of the expense associated with our overall equity compensation program. The expense associated with the equity awards is equal to the fair value of the equity issued and is amortized over the vesting period of the award. We monitor this expense as we develop our plans and strive to maintain a program that balances the goals of our equity program with the associated expense of the program. For 2018, stock-based compensation expense as a percentage of our market capitalization was below the 25th percentile relative to our peer group.

Assessment of Risks Associated with our Compensation Programs

We assess our compensation plans and programs for employees, including our executives, annually to ensure alignment of the various plans and programs with our business plan and to evaluate the potential risks associated with those plans and programs. We have concluded that, although we maintain performance-based incentive plans, our compensation plans and programs do not create risks that are reasonably likely to have a material adverse effect on PTC.

For 2018, we reviewed our compensation plans and programs for any changes from 2017 and assessed the risks associated with those changes. We then reviewed performance against the plans to determine whether the performance was achieved and whether any unexpected risks had materialized for those plans. Our assessment concluded that our plans and programs do not create material risks and are appropriate. The results of this assessment were shared with the Compensation Committee, which concurred with the conclusions reached. As stated above, we did not identify any policies or practices that create risks reasonably likely to have a material adverse effect on PTC.

The Compensation Committee regularly considers the risks associated with executive compensation and corporate incentive plans when designing such plans. The elements described below with respect to such plans and programs have generally been implemented by or at the direction of the Compensation Committee and were considered by the assessment team and the Committee when assessing the risk associated with our compensation programs:

- A detailed planning process with Compensation Committee or executive oversight exists for all compensation programs;
- The proportion of an employee's performance-based pay increases as the responsibility and potential impact of the employee's position increases, which structure is in line with market practices;
- All short-term incentive plans and commission plans are cash-based plans, which results in less total compensation being tied solely to stock performance;
- We set performance goals that we believe are reasonable in light of past performance and market conditions;
- We use performance measures that are designed to support our long-term financial goals, rather than changing measures to take advantage of changing market conditions;
- We use different performance measures for our annual incentive plans and our long-term incentive plans;
- Our long-term performance-based equity contains performance measures for each of the three years of the term of the award;
- Our long-term performance-based equity contains a catch-up provision which discourages short-term risk taking based on the duration of the performance measurement period;
- We use restricted stock units rather than stock options for equity awards because restricted stock units retain value even if the stock price declines so that employees are less likely to take unreasonable risks to get, or keep, options "in-the-money";
- We use service-based vesting over three years for our long-term equity awards to ensure our employees' interests are aligned with those of our stockholders for the long-term performance of PTC;
- Assuming achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an "all-or-nothing" approach;
- Upside earning opportunity in our annual cash compensation plans is limited to 25%. In addition, our performance-based equity plans are capped at a level commensurate with the industry.
- All organizations have a component of their leadership incentive plans tied to overall PTC performance to ensure cross-functional alignment with PTC's business plan;
- Our executive stock ownership policy requires our executives to hold certain levels of stock (not options, restricted stock units or restricted stock), which aligns an appropriate portion of their personal wealth to the long-term performance of PTC;
- Our compensation clawback policy enables us to recover incentive compensation paid to an executive officer for 2014 and thereafter if it is subsequently determined not to have been earned due to restatement of prior period financial results due to misconduct of the executive officer, thus reducing any incentive to engage in misconduct to meet financial targets.
- We maintain effective controls and procedures to ensure that amounts are earned and paid in accordance with our plans and programs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Donald Grierson, Chairman
Janice Chaffin
Paul Lacy
Robert Schechter



Executive Compensation

The discussion, table and footnotes below describe the total compensation for 2018 for our named executive officers (our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers, and two former executive officers).

As described in COMPENSATION DISCUSSION AND ANALYSIS above and reflected in the Summary Compensation Table below, we pay these executive officers a mix of cash and equity compensation. Cash compensation consists of a base salary and an incentive plan bonus (**Non-Equity Incentive Plan Compensation**). We do not generally pay discretionary cash bonuses to these executives. Annual equity compensation (**Stock Awards**) consists of restricted stock units (RSUs) (50% of which are performance based and 50% of which are service based) that are eligible to vest over three years from the date of grant. Additional equity compensation (**Stock Awards**) may also include special purpose grants.

We do not provide these executives with pensions or the ability to defer compensation or any perquisites. Amounts shown in the **All Other Compensation** column reflect the matching cash contribution under our 401(k) Savings Plan for those participating in the plan. Those amounts for Mr. Miller and Mr. Hayman also include relocation payments and relocation tax preparation payments, as applicable.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
James Heppelmann	2018	$800,000	$ —	$48,199,913[3]	$ 961,000	$ 8,250	$49,969,163
President and Chief	2017	$800,000	$ —	$ 9,126,767	$1,000,000	$ 8,100	$10,934,867
Executive Officer	2016	$750,000	$ —	$ 6,608,881	$1,115,000	$ 7,950	$ 8,481,877
Andrew Miller	2018	$415,000	$ —	$12,499,911[3]	$ 336,350	$ 8,250	$13,259,511
EVP, Chief Financial Officer	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$ 8,100	$ 3,553,714
	2016	$415,000	$ —	$ 2,626,270	$ 334,500	$147,935	$ 3,523,705
Barry Cohen	2018	$415,000	$ —	$ 2,499,911	$ 336,350	$ 8,250	$ 3,259,511
EVP, Chief Strategy Officer	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$ 1,396	$ 3,547,010
	2016	$415,000	$ —	$ 2,626,270	$ 334,500	$ —	$ 3,375,770
Matthew Cohen	2018	$409,115	$ —	$ 2,934,865	$ 336,350	$ 8,250	$ 3,688,580
EVP, Field Operations							
Kathleen Mitford	2018	$355,385	$ —	$ 1,769,419	$ 248,258	$ 9,138	$ 2,382,200
EVP, Products							
Craig Hayman	2018	$245,192	$ —	$ 2,999,893	$ —	$109,964	$ 3,355,050
Former EVP, Chief	2017	$625,000	$ —	$ 3,650,610	$ 475,000	$108,694	$ 4,859,304
Operating Officer	2016	$625,000	$500,000[4]	$ 7,434,187[5]	$ 529,625	$ 74,753	$ 9,163,565
Anthony DiBona	2018	$363,000	$ —	$ 5,842,714[6]	$ 288,300	$ 8,100	$ 6,502,114
Former EVP,	2017	$363,000	$ —	$ 1,992,031	$ 300,000	$ 7,958	$ 2,662,989
Focused Solutions	2016	$363,000	$ —	$ 1,881,497	$ 278,300	$ 7,950	$ 2,531,197

[1] Aggregate grant date fair value of awards plus, for 2016, the value of award modifications made for the year. Assumptions made in the valuation of these awards are described in Note K to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018. For service-based RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the grant date. For the 2018 performance based RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the given date, assuming achievement at 100%; the maximum potential value of these RSUs is 200% of the target RSUs granted. For the performance-based TSR RSUs granted for 2016 and 2017, the value was determined using a Monte Carlo methodology that takes into account the probability of achievement of the performance measures at the time of grant. For the 2018 Annual Upside RSUs (described in COMPENSATION DISCUSSION AND ANALYSIS and listed in the GRANTS OF PLAN-BASED AWARDS TABLE), the value included in the Stock Awards column for each Named Executive Officer is $0 because achievement of the performance goal on the date of grant was not probable. The Annual Upside RSUs were tied to achieving a challenging performance measure for 2018, that, if achieved, represented significant performance above our financial plan and that we believed would result in significant stockholder value creation. The maximum potential value of the Annual Upside RSUs was 100%

of the Annual Upside RSUs granted. Assuming that achievement of the performance measures for the 2018 Performance Based RSUs and the Annual Upside RSUs had been probable on the grant date, the grant date fair value of the 2018 Performance Based RSUs and the Annual Upside RSUs would have been as set forth below. For 2018, 93.34% of the target Performance-Based RSUs that could be earned for 2018 were earned. No portion of the Annual Upside RSUs were earned and all such Annual Upside RSUs were forfeited.

Named Executive Officer	Number of Target Performance-Based RSUs	Maximum Value of Performance-Based RSUs based on Closing Price on Grant Date	Maximum Number of Upside Annual RSUs	Maximum Value of Upside Annual RSUs based on Closing Price on Grant Date
James Heppelmann	64,142	$8,199,913	128,285	$8,199,977
Andrew Miller	19,555	$2,499,911	19,555	$1,249,956
Barry Cohen	19,555	$2,499,911	19,555	$1,249,956
Matthew Cohen	15,644	$1,999,929	15,644	$ 999,964
Kathleen Mitford	3,911	$ 499,982	3,911	$ 249,991
Craig Hayman	23,466	$2,999,893	23,466	$1,499,947
Anthony DiBona	12,805	$1,636,991	12,805	$ 818,496

(2) Amounts shown are matching contributions under PTC's 401(k) Savings Plan. For 2018 and 2017, amounts for Mr. Hayman also include relocation benefits of $107,801 and $56,4320, respectively. For 2016, amounts for Mr. Miller and Mr. Hayman include relocation benefits of $136,633 and $73,210, respectively, and, for Mr. Hayman, relocation tax preparation payments of $1,520.

(3) Includes grant date value of long-term performance-based equity award with performance measures for 2021, 2022 and 2023 tied to our long-term financial plan targets in the amount of $40 million for Mr. Heppelmann and $10 million for Mr. Miller.

(4) Sign-on bonus paid upon hire to compensate him for unvested cash compensation left behind at his prior employer to join PTC and subject to pro-rata forfeiture if he voluntarily terminated his employment in the first year.

(5) Includes a sign-on equity grant valued at approximately $4,000,000 upon hire to compensate him for unvested equity left behind at his prior employer, half of which vested in November 2016 and the remaining half of which vested in November 2017.

(6) Includes $4,205,723 related to modifications made to his outstanding equity awards in connection with his retirement.

Grants of Plan-Based Awards

As discussed in COMPENSATION DISCUSSION AND ANALYSIS above, we tie a substantial portion of our executives' compensation to PTC's performance through plan-based awards. For 2018, these awards consisted of:

- An annual cash bonus plan (**Non-Equity Incentive Plan Awards**),
- Performance-based RSUs that vest to the extent earned in each of the three performance periods over three years (**Equity Incentive Plan Awards**),
- Performance-based RSUs that vest over three years to the extent earned for the 2018 performance period (**Equity Incentive Plan Awards**), and
- Service-based RSUs that vest over three years (**Other Stock Awards**).

Equity Incentive Plan Awards for 2018 for Mr. Heppelmann and Mr. Miller also include a long-term performance-based RSU award with performance measures for 2021, 2022 and 2023 tied to our long-term financial plan targets as described above.

We describe our compensation decisions for 2018, including the rationale for these awards and the performance measures, in COMPENSATION DISCUSSION AND ANALYSIS above.

2018 Grants of Plan-Based Awards

Name	Grant Date	Resolution Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
James Heppelmann President and Chief Executive Officer	11/15/2017[2]	11/15/2017	$633,000	$1,000,000	$1,250,000					
	11/15/2017[3]	11/15/2017				32,071	64,142	128,284		$ 4,099,957
	11/15/2017[4]	11/15/2017				—	128,285	128,285		$ 0
	11/15/2017[5]	11/15/2017				—	—	—	64,142	$ 4,099,957
	6/20/2018[6]	6/7/2018				120,012	400,040	400,040		$40,000,000
Andrew Miller EVP, Chief Financial Officer	11/15/2017[2]	11/15/2017	$221,550	$ 350,000	$ 437,500					
	11/15/2017[3]	11/15/2017				9,778	19,555	39,110		$ 1,249,956
	11/15/2017[4]	11/15/2017				—	19,555	19,555		$ 0
	11/15/2017[5]	11/15/2017				—	—	—	19,555	$ 1,249,956
	6/20/2018[6]	6/7/2018				30,003	100,010	100,010		$10,000,000
Barry Cohen EVP, Chief Strategy Officer	11/15/2017[2]	11/15/2017	$221,550	$ 350,000	$ 437,500					
	11/15/2017[3]	11/15/2017				9,778	19,555	39,110		$ 1,249,956
	11/15/2017[4]	11/15/2017				—	19,555	19,555		$ 0
	11/15/2017[5]	11/15/2017				—	—	—	19,555	$ 1,249,956
Matthew Cohen EVP, Field Operations	11/15/2017[2]	11/15/2017	$221,550	$ 350,000	$ 437,500					
	11/15/2017[3]	11/15/2017				7,822	15,644	31,288		$ 999,964
	11/15/2017[4]	11/15/2017				—	15,644	15,644		$ 0
	11/15/2017[5]	11/15/2017				—	—	—	15,644	$ 999,964
	3/7/2018[7]	3/7/2018				—	—	—	11,741	$ 934,936
Kathleen Mitford EVP, Products	11/15/2017[2]	11/15/2017	$189,900	$ 300,000	$ 375,000					
	11/15/2017[3]	11/15/2017				1,956	3,911	7,822	—	$ 249,991
	11/15/2017[4]	11/15/2017				—	3,911	3,911	—	$ 0
	3/7/2018[5]	3/7/2018				—	—	—	3,911	$ 249,991
	11/15/2017[7]	11/15/2017				—	—	—	15,383	$ 1,224,948
	11/15/2017[8]	11/15/2017				—	—	—	696	$ 44,488
Craig Hayman Former EVP, Chief Operating Officer	11/15/2017[2]	11/15/2017	$300,675	$ 475,000	$ 593,750					
	11/15/2017[3]	11/15/2017				11,733	23,466	46,932	—	$ 1,499,947
	11/15/2017[4]	11/15/2017				—	23,466	23,466	—	$ 0
	11/15/2017[5]	11/15/2017				—	—	—	23,466	$ 1,499,947
Anthony DiBona Former EVP, Focused Solutions	11/15/2017[2]	11/15/2017	$189,900	$ 300,000	$ 375,000					
	11/15/2017[3]	11/15/2017				6,403	12,805	25,610	—	$ 818,496
	11/15/2017[4]	11/15/2017				—	12,805	12,805	—	$ 0
	11/15/2017[5]	11/15/2017				—	—	—	12,805	$ 818,496

[1] The grant date fair value was calculated by multiplying the number of RSUs granted by the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date and applying the likelihood of any performance measures being achieved (100% for all performance-based awards other than the annual upside performance-based RSUs, which was assumed at 0%). The closing price on November 15, 2017 was $63.92, on March 7, 2018 was $79.63, and on June 20, 2018 was $99.99.

[2] Awards under our annual cash incentive plan. The performance measures were met at the 96.1% level and 96.1% of the target bonus was earned and paid.

[3] Performance-based RSUs eligible to vest over three years to the extent the performance measures are met for each of 2018, 2019 and 2020, with any RSUs not earned in 2018 and 2019 eligible to be earned in 2020. Only one-third of the RSUs granted are eligible to be earned for each of 2018 and 2019. The performance measure for 2018 was met at the 93.34% level and 93.34% of the RSUs for 2018 were earned and vested.

[4] Annual upside performance-based RSUs eligible to vest over three years to the extent the performance measure for 2018 was achieved. Amounts could be earned on a linear basis to the maximum after crossing the target, with no amount earned upon achievement of target. The performance measure was not met and all the RSUs were forfeited.

[5] Service-based RSUs. One third of these RSUs vested on November 15, 2018 and the remaining two-thirds will vest in substantially equal installments on November 15, 2019 and November 15, 2020.

[6] Long-term performance-based incentive award eligible to vest in November 2021, November 2022, and November 2023 to the extent that the performance measure for the applicable year is met. RSUs not earned for 2021 and 2022 may be earned for 2023.

[7] Service-based promotion Award that vests in three substantially equal installments in March 2019, March 2020 and March 2021.

[8] Common stock issued based on achievement of performance measures for 2017.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the equity awards held by each named executive officer as of September 30, 2018. The equity awards in the table are restricted stock units granted in 2015 through 2018. No options were outstanding.

Outstanding Equity Awards at Fiscal Year-End

| | Stock Awards | | Equity Incentive Plan Awards | |
| | | | | |
Name[1]	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
James Heppelmann	26,502[4]	$2,814,247	38,612[8]	$ 4,100,208
President and Chief Executive Officer	52,698[5]	$5,596,001	65,206[9]	$ 6,924,225
	64,142[6]	$6,811,239	64,142[10]	$ 6,811,239
	51,584[7]	$5,477,705	128,285[11]	$13,622,584
			400,040[12]	$42,480,248
Andrew Miller	10,531[4]	$1,118,287	15,344[8]	$ 1,629,379
Executive Vice President, Chief Financial Officer	16,055[5]	$1,704,880	19,866[9]	$ 2,109,571
	19,555[6]	$2,076,545	19,555[10]	$ 2,076,545
	7,898[7]	$ 838,689	19,555[11]	$ 2,076,545
			100,010[12]	$10,620,062
Barry Cohen	10,531[4]	$1,118,287	15,344[8]	$ 1,629,379
Executive Vice President, Chief Strategy Officer	16,055[5]	$1,704,880	19,866[9]	$ 2,109,571
	18,890[6]	$2,005,929	19,555[10]	$ 2,076,545
	7,898[7]	$ 838,689	19,555[11]	$ 2,076,545
Matthew Cohen	6,107[4]	$ 648,502	8,899[8]	$ 944,985
Executive Vice President, Field Operations	10,890[5]	$1,156,409	13,476[9]	$ 1,431,016
	15,644[6]	$1,661,236	15,644[10]	$ 1,661,236
	5,356[7]	$ 568,754	15,644[11]	$ 1,661,236
	11,741[13]	$1,246,777		
Kathleen Mitford	1,843[4]	$ 195,708	1,530[9]	$ 162,471
Executive Vice President, Products	4,918[5]	$ 522,242	3,911[10]	$ 415,309
	3,911[6]	$ 415,309	3,911[11]	$ 415,309
	15,383[13]	$1,633,521		
Craig Hayman	—[14]	$ —	—[14]	$ —
Former Executive Vice President, Chief Operating Officer				
Anthony DiBona	7,545[4]	$ 801,204	10,993[8]	$ 1,167,347
Former Executive Vice President,	11,502[5]	$1,221,397	14,232[9]	$ 1,511,296
Focused Solutions	12,805[6]	$1,359,763	12,805[10]	$ 1,359,763
	5,658[7]	$ 600,823	12,805[11]	$ 1,359,763

See footnotes on following page.

Footnotes to Outstanding Equity Awards at Fiscal Year End Table

[1]   The unvested restricted stock unit (RSU) awards shown in this column are subject to service-based vesting.

[2]   The market value of unvested RSUs was calculated as of September 30, 2018 based on the closing price of a share of our common stock on the NASDAQ Global Select Market on September 28, 2018 of $106.19.

[3]   The unvested RSUs shown in this column are subject to performance-based vesting.

[4]   Service-based RSUs granted on November 2, 2015 that vested on November 15, 2018.

[5]   Service-based RSUs granted on October 31, 2016 that vest in two substantially equal annual installments on November 15, 2018 and 2019.

[6]   Service-based RSUs granted on November 15, 2017 that vest in three substantially equal installments on November 15, 2018, 2019 and 2020.

[7]   Performance-based RSUs granted on October 31, 2016 that could be earned only to the extent the performance measure for 2017 was met. The performance measure was met in part and these RSUs now vest in two substantially equal installments on November 15, 2018 and 2019.

[8]   Performance-based-TSR RSUs granted on November 2, 2015 that could be earned only to the extent the established performance criteria was met for the remaining performance period ended September 30, 2018. The performance measure for the 2018 performance period was met at 200% and these RSUs vested on November 15, 2018.

[9]   Performance-based-TSR RSUs granted on October 31, 2016 (for Ms. Mitford, on February 28, 2017) that may be earned only to the extent the established performance measures were met for each of the two remaining performance periods ending September 30, 2018 and September 30, 2019. The amount shown is the Target number of shares; additional shares up to 100% of the Target shares may be earned for performance above Target performance. Only one-third of the Target shares, plus an additional 100% of such Target shares, were eligible to be earned for 2018. Shares not earned in earlier performance periods can be earned in the third performance period. The 2018 performance measure was met at the 200% level and 200% of the Target RSUs for the period vested on November 15, 2018.

[10] Performance-based RSUs granted on November 15, 2017 that can be earned only to the extent the performance measure for each of the three performance periods ending September 30, 2018, 2019 and 2020 are met. The amount shown is the Target number of shares; additional shares up to 100% of the Target shares may be earned for the performance above Target performance. Only one-third of the Target shares, plus an additional 100% of such Target shares, were eligible to be earned for 2018. Shares not earned for the first or second performance periods can be earned in the third performance period. The 2018 performance measure was achieved at 93.34% and 93.34% of the Target RSUs for the period were earned.

[11] Annual upside performance-based RSUs granted on November 15, 2017 that could be earned only to the extent the performance measure for 2018 was achieved. The performance measure was not met and these RSUs were forfeited.

[12] Long-term performance-based RSUs granted on June 20, 2018 that can be earned only to the extent the performance measures for each of the performance periods ending September 20, 2021, 2022 and 2023 are met. RSUs not earned in the first or second performance periods can be earned for the third performance period.

[13] Service-based promotion RSUs granted on March 7, 2018 that vest in three substantially equal installments in March 2019, March 2020 and March 2021.

[14] Craig Hayman left PTC in February 2018, at which time all his unvested equity was forfeited. Accordingly, he held no unvested equity at the end of 2018.

Option Exercises and Stock Vested

The following table shows the value realized by executive officers upon vesting of restricted stock units during 2018. None of the named executive officers owned or exercised options in 2018.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
James Heppelmann, President and Chief Executive Officer	238,927	$15,272,214
Andrew Miller, Executive Vice President, Chief Financial Officer	85,071	$ 5,437,738
Barry Cohen, Executive Vice President, Chief Strategy Officer	82,163	$ 5,251,859
Matthew Cohen, Executive Vice President, Field Operations	47,268	$ 3,021,371
Kathleen Mitford, Executive Vice President, Products	8,936	$ 571,189
Craig Hayman, Former Executive Vice President, Chief Operating Officer	125,747	$ 8,037,748
Anthony DiBona, Former Executive Vice President, Focused Solutions	58,921	$ 3,766,230

[1] The table below shows the dates the RSUs that vested in 2018 were granted, the dates on which they vested, the per share values on those dates, and the number of shares of each grant that vested for each executive.

Grant Date	Grant Date per Share Value	Vest Date	Value	James Heppelmann	Andrew Miller	Barry Cohen	Matthew Cohen	Kathleen Mitford	Craig Hayman	Anthony DiBona
11/10/2014	$37.07	11/15/2017	$63.92	71,114	—	28,070	13,475	2,994	—	20,118
2/9/2015	$33.67	11/15/2017	$63.92	—	30,906	—	—	—	—	—
11/2/2015	$36.16	11/15/2017	$63.92	75,347	29,943	29,943	17,362	1,843	—	21,451
11/23/2015	$36.42	11/15/2017	$63.92	—	—	—	—	—	93,946	—
10/31/2016	$47.44	11/15/2017	$63.92	92,466	24,222	23,485	16,431	2,459	31,801	17,352
2/28/2017	$53.89	11/15/2017	$63.92	—	—	—	—	944	—	—
11/15/2017	$63.92	11/15/2017	$63.92	—	—	665	—	696	—	—

Potential Payments upon Termination or Change in Control

We have agreements with our executive officers that provide the benefits described below in connection with certain terminations or a change in control of PTC. We describe our reasons for providing these benefits in COMPENSATION DISCUSSION AND ANALYSIS — Severance and Change in Control Arrangements.

To receive the payments and benefits described below, the executive must execute a release of claims against PTC. The executive also must continue to comply with the material terms of the agreement and the terms of the executive's Non-Disclosure, Non-Competition and Invention Agreement with PTC, which remains in effect after the termination of the executive's employment.

Summary of Executive Agreement Terms
Compensation on Change-in-Control and Certain Terminations

Name	Event or Circumstances of Termination or Event				
	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control	Disability or Death
James Heppelmann					
President & Chief Executive Officer					
Base Salary	2x	—	—	3x	—
Target Bonus	2x	—	—	3x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100% at Target[1]	100% at Target
Benefits Continuation[2]	2x	—	—	2x	—
Payment Term	2 Years		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—
All Other Named Executive Officers[3]					
Andrew Miller					
Barry Cohen					
Matthew Cohen					
Kathleen Mitford					
Base Salary	1x	—	—	1x	—
Target Bonus	1x	—	—	1x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100% at Target[1]	100% at Target
Benefits Continuation[2]	1x	—	—	1x	—
Payment Term	Upon Event		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—

[1] Awards prior to FY2017 at Target; FY2017 and FY2018 awards at greater of Target and estimated achievement at time of change in control.

[2] Continued participation in PTC's medical, dental, vision and basic life insurance benefit plans or payment in lieu thereof is such participation is not permissible until the executive becomes eligible for such benefits under another employer's plans.

[3] As Craig Hayman was not employed by the company at year end and Tony DiBona had announced his retirement before year end, neither was entitled to any benefits upon termination or a change in control.

Potential Payments on Termination or Change in Control
Had a Termination Event or a Change-In-Control Occurred on September 30, 2018

	Event or Circumstances of Termination				
Name	**Termination without Cause**	**Termination for Cause or Voluntary Resignation**	**Change in Control**	**Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[(1)]**	**Disability or Death[(1)]**
James Heppelmann					
President & Chief Executive Officer					
Base Salary	$1,600,000	—	—	$ 2,400,000	—
Target Bonus	$2,000,000	—	—	$ 3,000,000	—
Pro-Rated Target Bonus	—	—	$1,000,000	—	—
Accelerated Equity	—	—	—	$ 94,666,367	$94,666,367
Benefits Continuation	$ 122,859	—	—	$ 122,859	—
Total	$3,722,682	$ 0	$1,000,000	$100,189,226	$94,666,367
Andrew Miller					
Executive Vice President, Chief Financial Officer					
Base Salary	$ 415,000	—	—	$ 415,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity	—	—	—	$ 24,250,504	$24,250,504
Benefits Continuation	$ 62,047	—	—	$ 62,047	—
Total	$ 827,047	$ 0	$ 350,000	$ 25,077,551	$24,250,504
Barry Cohen					
Executive Vice President, Chief Strategy Officer					
Base Salary	$ 415,000	—	—	$ 415,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity	—	—	—	$ 13,559,826	$13,559,826
Benefits Continuation	$ 54,773	—	—	$ 54,773	—
Total	$ 819,773	$ 0	$ 350,000	$ 14,379,599	$13,559,826
Matthew Cohen					
Executive Vice President, Field Operations					
Base Salary	$ 415,000	—	—	$ 415,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity	—	—	—	$ 10,980,152	$10,980,152
Benefits Continuation	$ 42,177	—	—	$ 42,177	—
Total	$ 807,177	$ 0	$ 350,000	$ 11,787,329	$10,980,152
Kathleen Mitford					
Executive Vice President, Products					
Base Salary	$ 375,000	—	—	$ 375,000	—
Target Bonus	$ 300,000	—	—	$ 300,000	—
Pro-Rated Target Bonus	—	—	$ 300,000	—	—
Accelerated Equity	—	—	—	$ 3,759,869	$ 3,759,869
Benefits Continuation	$ 42,074	—	—	$ 42,074	—
Total	$ 717,074	$ 0	$ 300,000	$ 4,476,943	$ 3,759,869

(1) Equity is valued based on a closing stock price of $106.19 on September 28, 2018.



CEO Pay Ratio

The Dodd-Frank Act requires us to disclose the annual total compensation of our median paid employee, the annual total compensation of our CEO and the ratio between the two. We identified our median employee using a consistently applied compensation measure (CACM) approximating total direct compensation (base salary + short-term incentive target + long-term incentive target + 401(k) Plan Match) for 2018 for each of our worldwide employees as of September 27, 2018 (the final month in our 2018 fiscal year), excluding our CEO. We did not exclude any portion of our total worldwide employee population from this analysis. We applied the CACM in accordance with the applicable rules governing inclusion of part-time and temporary employees and prohibiting annualization of seasonal or temporary contracts. All employee compensation was converted to the U.S. dollar equivalent based on applicable exchange rates for the period, based on the September 27, 2018 date on which the worldwide employee data was collected. After identifying the median employee using this methodology, we calculated the annual total compensation for this employee using the same methodology we used for our CEO set forth in the 2018 Summary Compensation Table in this proxy statement.

We determined that the total annual compensation for our CEO for 2018 (including the special performance-based equity grant described below) was $49,969,162.88 and the total annual compensation of our median employee for 2018 was $77,180.84, resulting in a ratio of 647:1. Our CEO's compensation for 2018 included a long-term performance-based equity grant that covers a five-year performance period tied to achievement of FY2021, FY2022 and FY2023 adjusted free cash flow targets. This grant is not considered part of his annual compensation or his target total annual compensation. (This equity grant is described in COMPENSATION DISCUSSION AND ANALYSIS – Long-Term Performance-Based Equity Grant to CEO and CFO.) If that equity grant is excluded from our CEO's total annual compensation for 2018, his total annual compensation for 2018 would have been $9,969,163.28, resulting in a ratio of 129:1.

To put these ratios into context, we note that we have a worldwide employee population, with approximately 65% of our employees located outside the U.S. where the competitive amounts we pay differ by country and region. The competitive compensation rates we pay in those countries significantly impact the pay ratio.

We also note that the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have a different geographic distribution of employees, different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.



Proposal 4

Advisory Vote to Confirm the Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for 2019

We are asking stockholders to confirm the Audit Committee's selection of PricewaterhouseCoopers LLP, a registered public accounting firm, as PTC's independent registered public accounting firm for the fiscal year ending September 30, 2019.

Although stockholder confirmation of the selection of PricewaterhouseCoopers LLP is not required by law or our by-laws, and this vote is only advisory, the Board believes that it is advisable to give stockholders an opportunity to provide guidance on this selection. If this confirmation is not received, the Board will request that the Audit Committee reconsider its selection of PricewaterhouseCoopers LLP.



The Board of Directors recommends that you vote **FOR** the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019.

Engagement of Independent Auditor and Approval of Professional Services and Fees

The Audit Committee is responsible for the engagement of our independent auditor and for approving, in advance, all audit services and permitted non-audit services to be provided by the independent auditor. The Audit Committee has adopted a policy for the engagement of the independent auditor that is intended to maintain the independent auditor's independence from PTC. In adopting the policy, the Audit Committee considered the various services that the independent auditor has historically performed or may be asked to perform in the future.

The policy, which is reviewed and re-adopted at least annually by the Audit Committee:

- Approves the performance by the independent auditor of certain types of services (principally audit-related and tax), subject to restrictions in some cases, based on the Committee's determination that engaging the auditor for such services would not be likely to impair the independent auditor's independence from PTC;

- Requires that management obtain the specific prior approval of the Audit Committee for each engagement of the independent auditor to perform other types of permitted services;

- Prohibits the performance by the independent auditor of certain types of services due to the likelihood that its independence would be impaired; and

- Sets an aggregate expenditure limitation on fees for approved services and provides for fee caps on certain categories of approved services that may not be exceeded without the prior approval of the Committee.

Any approval required under the policy must be given by the Audit Committee, by the Chairman of the Committee in office at the time, or by any other Committee member to whom the Committee has delegated that authority. The Audit Committee does not delegate its responsibilities to approve services performed by the independent auditor to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any engagement of the independent auditor is whether the services to be performed, the compensation to be paid therefor and other related factors are consistent with the independent auditor's independence under guidelines of the Securities and Exchange Commission, the Public Company Accounting Oversight Board, and applicable professional standards.

The Committee considers:

- Whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of PTC's financial statements;

- Whether the independent auditor would be functioning in the role of management or in an advocacy role;

- Whether performance of the service by the independent auditor would enhance PTC's ability to manage or control risk or improve audit quality;

- Whether performance of the service by the independent auditor would increase efficiency because of the auditor's familiarity with PTC's business, personnel, culture, systems, risk profile and other factors; and

- Whether the amount of fees involved, or the proportion of the total fees payable for tax and other non-audit services, would tend to reduce the independent auditor's ability to exercise independent judgment in performing the audit.

PricewaterhouseCoopers LLP Professional Services and Fees

The table below shows the fees we paid for professional services rendered by PricewaterhouseCoopers LLP for 2018 and 2017. All of the fees disclosed below were pre-approved by the Audit Committee in accordance with the policy described above.

PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	Fiscal 2018	Fiscal 2017
Audit Fees	$2,546,354	$2,427,219
Audit-Related Fees[1]	$ 416,971	$ 160,848
Tax Fees[2]	$2,185,977	$1,478,003
All Other Fees[3]	$ 2,700	$ 1,800

[1] Consists principally of fees for services related to consultations concerning financial accounting and reporting standards.

[2] Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	Fiscal 2018	Fiscal 2017
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 575,888	$ 288,717
Tax compliance services related to PTC's expatriate employees	$ 350,000	$ 530,805
Other tax services, including tax planning and advice services and assistance with tax audits	$ 1,260,089	$ 658,482
Total	**$2,185,977**	**$1,478,003**

[3] Consists of fees for accounting research and compliance software.

Report of the Audit Committee

The Audit Committee:

- Reviewed and discussed the audited financial statements for 2018 with management and with PricewaterhouseCoopers LLP;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, issued by the Public Company Accounting Oversight Board;
- Discussed with PricewaterhouseCoopers LLP its independence from PTC and its management, including the matters in the letter and written disclosures received from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence; and
- Considered whether the independent auditor's provision of the non-audit related services to PTC that are described above is compatible with maintaining independence.

Based on the Committee's review and discussions with management and PricewaterhouseCoopers LLP and the Committee's review of the independent auditor's report to the Committee, the Committee recommended to the Board of Directors that the audited financial statements be included in PTC's Annual Report on Form 10-K for the year ended September 30, 2018 for filing with the Securities and Exchange Commission.

Audit Committee

Paul Lacy, Chairman
Phillip Fernandez
Corinna Lathan
Robert Schechter

Attendance at the Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and will also be available to respond to appropriate questions from stockholders.



Information about PTC Common Stock Ownership

Stockholders that Own at least 5% of PTC

The following table shows all persons we believe to be beneficial owners of more than 5% of PTC common stock as of November 30, 2018. "Beneficial owners" of PTC common stock are those who have the power to vote or to sell that stock. Our information is based in part on reports filed with the Securities and Exchange Commission (SEC) by the firms listed in the table below. If you wish, you may obtain these reports from the SEC.

Stockholder	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
FMR LLC		
Abigail P. Johnson	13,852,752[3]	11.67%
245 Summer Street		
Boston, MA 02210		
Rockwell Automation, Inc.		
1201 South Second Street	10,582,010[4]	8.92%
Milwaukee, WI 53204		
BlackRock, Inc.		
55 East 52nd Street	9,866,951[5]	8.31%
New York, NY 10022		
The Vanguard Group		
100 Vanguard Boulevard	9,668,585[6]	8.15%
Malvern, PA 19355		

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

[2] For purposes of determining the percentage of common stock outstanding, the number of shares deemed outstanding consists of the 118,675,519 shares outstanding as of November 30, 2018.

[3] As reported on Schedule 13G filed on April 10, 2018, FMR LLC has sole voting power over 1,121,102 of such shares and, with Ms. Johnson, sole dispositive power over all 13,852,752 shares. The Schedule 13G reports that FMR LLC is a parent holding company for investment management companies whose client accounts hold such shares and that one such subsidiary, FMR Co., Inc., is the beneficial owner of 5% or greater of PTC common stock.

[4] As reported on Schedule 13D filed on July 30, 2018, Rockwell Automation Inc. has sole voting and dispositive power over all 10,582,010 shares.

[5] As reported on Schedule 13G filed January 29, 2018, BlackRock, Inc. is a parent holding company that has beneficial ownership of the shares reported through its subsidiaries. BlackRock has sole voting power over 9,459,936 of such shares and sole dispositive power over all 9,866,951 shares.

[6] As reported on Schedule 13G filed February 9, 2018, The Vanguard Group is an investment adviser that has sole voting power over 64,635 of such shares, shared voting power over 13,524 of such shares, sole dispositive power over 9,599,521 of such shares and shared dispositive power over 69,064 of such shares.

Stock Owned by Directors and Officers

The following table shows the PTC common stock beneficially owned by PTC's current directors and named executive officers, as well as all current directors and executive officers as a group, as of November 30, 2018.

Director or Executive Officer	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
Janice Chaffin	41,670	0.04%
Phillip Fernandez	20,412	0.02%
Donald Grierson	51,784	0.04%
Klaus Hoehn	25,011	0.02%
Paul Lacy	62,070	0.05%
Corinna Lathan	4,644	0.00%
Blake Moret	10,582,010[3]	8.92%
Robert Schechter	67,207	0.06%
James Heppelmann	713,098	0.60%
Andrew Miller	47,601	0.04%
Barry Cohen	55,002	0.05%
Matthew Cohen	59,485	0.05%
Kathleen Mitford	9,828	0.01%
All directors, nominees for director, and current executive officers as a group (14 persons)	11,762,603	9.91%

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

[2] For purposes of determining the percentage of common stock outstanding held by any person, the number of shares deemed outstanding consists of the 118,675,519 shares outstanding as of November 30, 2018, and any shares subject to RSUs held by the person that vest on or before January 30, 2019.

[3] Mr. Moret joined the Board on July 19, 2018 and, accordingly, none of his equity has vested. The shares shown are held directly by Rockwell Automation, Inc. Mr. Moret is the Chief Executive Officer and Chairman of the Board of Directors of Rockwell Automation and, in these capacities, may be deemed to share voting and dispositive power with respect to the securities held by Rockwell Automation. Mr. Moret disclaims beneficial ownership of the securities held by Rockwell Automation, and the inclusion of these securities in this proxy statement shall not be deemed an admission by Mr. Moret of beneficial ownership of these shares for any purpose.

Our Directors and Executive Officers Meet their Stock Ownership Requirements

All our directors and executive officers hold the amounts of PTC stock required under our Director and Executive Stock Ownership Policies. Our stock ownership policies enable new directors and executive officers to achieve the required ownership thresholds through vesting of equity awards and those directors and executive officers are deemed in compliance with the applicable policy until such equity vests.

CEO	All Other Executive Officers	Directors
5x Annual Salary Required	**1x Annual Salary Required**	**5x Annual Cash Retainer Required**
• James Heppelmann	• Andrew Miller • Barry Cohen • Matthew Cohen • Kathleen Mitford • Aaron von Staats	• Robert Schechter • Janice Chaffin • Donald Grierson • Phillip Fernandez • Klaus Hoehn • Paul Lacy • Corinna Lathan • Blake Moret

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our insiders—our directors, executive officers and 10%-or-greater stockholders—file reports with the SEC on their initial beneficial ownership of PTC common stock and any subsequent changes (in this case, "beneficial ownership" means a pecuniary interest in the shares).

Based on our review of all reports filed by our insiders or written representations from insiders that all reportable transactions were reported, we believe that all our insiders filed on a timely basis all reports required by Section 16(a) for 2018.



Transactions with Related Persons

Review of Transactions with Related Persons

We have a written policy regarding the review, approval and ratification of transactions involving related persons. Related persons include our directors, executive officers and persons or entities that beneficially own more than 5% of our outstanding common stock and their respective immediate family members as defined in applicable SEC regulations. Our Audit Committee is responsible for reviewing and approving or ratifying any related party transaction exceeding a specified threshold (unless such transaction involves the compensation of an executive officer whose compensation is reviewed and approved by the Compensation Committee). In reviewing such transactions, the Audit Committee considers whether:

- the transaction has an appropriate business purpose,
- the terms of the transaction are not less favorable to PTC than those that could be obtained from an unrelated third party,
- it is necessary or desirable for PTC to enter into the transaction at that time,
- the amount of consideration to be paid or received by PTC is appropriate, and
- entering into the transaction with the related person rather than an independent third party is desirable.

All related person transactions described below were reviewed and approved by the Audit Committee or the Compensation Committee in accordance with such policy.

Transactions with Related Persons

Howard Heppelmann, our Divisional General Manager, Manufacturing Solutions, is the brother of James Heppelmann, our President and Chief Executive Officer. Howard Heppelmann is not an executive officer of PTC. Howard Heppelmann earned a salary of $276,115, a performance bonus of $133,339, medical and tax equalization benefits of $15,127 and was granted $224,998 worth of service-based RSUs for 2018, which RSUs vest in 2018, 2019 and 2020 to the extent the applicable service-based criteria are met. The amounts paid were commensurate with those of his peers.



Stock Performance Graph

The Stock Performance Graph below compares the cumulative stockholder return on our common stock from September 30, 2013 to September 30, 2018 with the cumulative return over the same period of:

- the S&P 500 Index,
- the NASDAQ Composite Index, and
- the NASDAQ Computer & Data Processing Index.

The Stock Performance Graph assumes that the value of the investment in PTC common stock and each of the comparison groups was $100 on September 30, 2013 and assumes the reinvestment of dividends. We have never declared a cash dividend on our common stock.

The stock price performance depicted in the graph below is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return*



* $100 invested on 9/30/13 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018
PTC Inc.	$129.66	$111.52	$155.69	$197.75	$373.12
S&P 500	$119.73	$119.00	$137.36	$162.92	$192.10
NASDAQ Composite	$121.64	$127.37	$148.79	$183.54	$230.21
NASDAQ Computer & Data Processing	$128.59	$135.92	$171.80	$220.80	$288.71



Equity Compensation Plan Information

The table below shows the awards outstanding and that could be made under our equity plans as of September 30, 2018. Information about the current status of the 2000 Equity Incentive Plan is provided in Proposal 2 above.

Equity Compensation Plan Information

(as of September 30, 2018)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:			
2000 Equity Incentive Plan	3,286,375[1]	$—[2]	2,320,286
2016 Employee Stock Purchase Plan	—	—	1,439,069
Total	3,286,375[1]	$—[2]	3,759,355

[1] Consists of shares of our common stock issuable upon vesting of 3,286,375 outstanding restricted stock units. Outstanding RSUs are counted at the maximum number of RSUs that can be issued under an award.

[2] Outstanding restricted stock units have no exercise price.



Stockholder Proposals and Nominations

How to Submit a Proposal

We plan to hold the 2020 Annual Meeting of Stockholders on February 12, 2020. If you wish to nominate a person for election as a director or make another proposal for consideration at the 2020 Annual Meeting, you must give written notice to us between September 18, 2019 and October 18, 2019, including the information required by our by-laws. The information required by our by-laws with respect to director nominations is described below.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some proposals may be included in our proxy statement and proxy card. If you desire that such a proposal be included in our proxy statement and proxy card, you must give written notice to us no later than September 18, 2019.

Your written proposal must be sent to: Aaron C. von Staats
Secretary
PTC Inc.
121 Seaport Boulevard
Boston, Massachusetts 02210

In order to limit controversy as to the date on which PTC receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Information to be Provided in Connection with Director Nominations

If you wish to recommend a person for election as a director, your proposal should include the information described below and a brief statement describing the reasons you believe the person would be an effective director for PTC.

Candidates recommended by stockholders are reviewed in the same manner and using the same general criteria as candidates recommended by the Corporate Governance Committee and/or the Board.

Information about the Director Nominee

You must provide the following information about the director nominee:

- the name, age, and business and residence addresses of the person,
- the principal occupation or employment of the person for the past five years, as well as information about any other board of directors and board committee on which the person has served during that period,
- the number of shares of PTC stock, if any, beneficially owned by the person,
- whether or not the person is currently "independent" from PTC under the independence standards of the NASDAQ Stock Market and all facts that currently prevent the person from being independent under such standards, if applicable, and
- any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Information about the Nominating Stockholder

You must provide the following information about yourself:

- your name and record address and the name and address of the beneficial owner of our shares, if any, on whose behalf the proposal is made,

- a description of all familial, compensatory, financial and/or other relationships, arrangements and transactions, existing at any time within the preceding three years or currently proposed, between the director nominee and you or the beneficial owner of our shares on whose behalf the proposal is made, if any, or any of your or their respective affiliates and associates, and

- the details of all the following that are held and/or beneficially owned, directly or indirectly, including through any entity, by you and by such beneficial owner, if any:

  - the number of shares of PTC stock,

  - any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to PTC stock or with a value derived in whole or in part from the value of PTC stock, whether or not such instrument or right is subject to settlement in PTC stock or otherwise (a "derivative instrument") and any other direct or indirect opportunity of any such person to profit or share in any profit derived from any increase or decrease in the value of PTC stock,

  - any proxy, contract, arrangement, understanding, or relationship pursuant to which you or such other beneficial owner, if any, has a right to vote any shares of PTC stock,

  - any short interest in PTC stock (that is, if you directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, could profit or share in any profit derived from any decrease in the value of PTC stock),

  - any rights to dividends on PTC stock that are separated or separable from PTC stock, and

  - any performance-related fees (other than an asset-based fee) that you or such beneficial owner, if any, is entitled to, based on any increase or decrease in the value of PTC stock or derivative instruments, if any, as of the date of your notice, including without limitation any such interest held by members of your immediate family sharing the same household.

The Committee may require any proposed nominee to furnish such other information as it may reasonably require to determine the proposed nominee's eligibility, or lack thereof, to serve as a director of PTC.



Additional Information About the Annual Meeting and Voting

Proposals to Be Voted on at the Meeting

Proposal	Board Recommendation	Vote Required[1]	Broker Discretionary Voting Allowed
Elect nine directors to serve until the 2020 Annual Meeting of Stockholders.	✔ FOR	Plurality[2]	No
Approve an increase in the number of shares available for issuance under our 2000 Equity Incentive Plan.	✔ FOR	Majority Votes Cast	No
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ FOR	Majority Votes Cast	No
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR	Majority Votes Cast	Yes

[1] Plurality means that the nominees for director receiving the greatest number of votes will be elected. Majority means that a proposal that receives an affirmative majority of the votes cast will be approved. Broker Discretionary Voting occurs when a broker does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal on which it is permitted to vote.

[2] PTC has a majority voting policy under which a director who receives more "Withhold" votes than "For" votes is required to tender his or her resignation and the board is required to evaluate the proposed resignation and announce its decision with respect to such resignation.

Effect of Abstentions and Broker Non-Votes

If you abstain from voting on any of the proposals, or if your broker or bank does not vote on any proposal because it has not received instructions from you and is not permitted to vote in its discretion (a broker non-vote), it will not count as a vote for or against any proposal.

Voting by Proxy

You may vote by proxy using the Internet by following the instructions on your notice or proxy card. If you requested a printed set of materials, you may also vote by telephone or by mail by following the instructions on the proxy card.

Voting methods differ depending on whether you are a registered stockholder (that is, you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your notice or proxy card.

When you vote, you are giving your "proxy" to the individuals we have designated to vote your shares at the meeting as you direct. If you do not make specific choices, they will vote your shares in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, they will vote your shares in accordance with their best judgment. As of the date hereof, we knew of no matters that needed to be acted on at the meeting other than as discussed in this proxy statement.

Whether you plan to attend the Annual Meeting or not, we encourage you to vote promptly. Voting promptly will not affect your right to attend the Annual Meeting. If you wish to vote at the Annual Meeting despite having voted previously, you may do so by following the procedure described below under **Revoking Your Proxy** and **How You May Vote in Person**.

Revoking Your Proxy

You may change your vote after you have voted as described below.

If you hold your shares in **"street name"** (that is, you hold your shares through a bank or a brokerage account, as most people do), you must follow the procedures required by the brokerage firm or bank through which you hold your shares to revoke your proxy. You should contact that firm or bank directly for more information on those procedures.

If you are a *registered stockholder* (that is, you hold your shares directly and not through a bank or brokerage account), you may revoke your proxy by following any of these procedures:

- Vote again using the same method you used to vote your shares (which will supersede your earlier vote);
- Send a letter revoking your proxy to PTC's Secretary at the address indicated under "Stockholder Proposals and Nominations;" or
- Attend the Annual Meeting, notify us in writing that you are revoking your proxy and vote in person.

Confidentiality of Voting and Tabulation of the Votes

We keep all the proxies, ballots and voting tabulations confidential. Broadridge Financial Solutions, Inc. acts as tabulator and will forward to management any written comments that you make on the proxy card without providing your name.

Announcement of Voting Results

We will provide the voting results in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the Annual Meeting.

Costs of Soliciting Proxies

PTC will pay all the costs of soliciting proxies. In addition to mailing the notices and providing these proxy materials, our directors and employees may solicit proxies by telephone, fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Obtaining a Copy of Our Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the year ended September 30, 2018 was made available with this proxy statement. **You may obtain another copy of our Annual Report on Form 10-K free of charge on our website at www.ptc.com or by contacting PTC Investor Relations at:**

Investor Relations
PTC Inc.
121 Seaport Boulevard   Phone: (781) 370-5000
Boston, MA 02210   Email: ir@ptc.com

Questions

If you have any questions about the Annual Meeting or your ownership of PTC common stock, please contact PTC Investor Relations by telephone at (781) 370-5000 or email at IR@ptc.com.

By Order of the Board of Directors,

AARON C. VON STAATS
Secretary
January 23, 2019

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Operating Measures

Annualized Recurring Revenue

Annualized Recurring Revenue (ARR) for a given period is calculated by dividing the non-GAAP subscription and support software revenue for the period by the number of days in the period and multiplying by 365. ARR should be viewed independently of revenue and deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those items. ARR is not a forecast and does not include perpetual license or professional services revenues.

Subscription Bookings

We offer both perpetual and subscription licensing options to our customers, as well as monthly software rentals for certain products. Given the difference in revenue recognition between the sale of a perpetual software license (revenue is recognized at the time of sale) and a subscription (revenue is deferred and recognized ratably over the subscription term), we use bookings for internal planning, forecasting and reporting of new license and cloud services transactions. In order to normalize between perpetual and subscription licenses, we define subscription bookings as the subscription annualized contract value (subscription ACV) of new subscription bookings multiplied by a conversion factor of 2. We arrived at the conversion factor of 2 by considering several variables including pricing, support, length of term, and renewal rates. We define subscription ACV as the total value of a new subscription booking divided by the term of the contract (in days) multiplied by 365. If the term of the subscription contract is less than a year, the ACV is equal to the total contract value. In 2018, the weighted average contract length of our subscription bookings was approximately 2 years.

Subscription ACV

Equals subscription ACV (as described above) plus the annualized value of incremental monthly software rental bookings during the period.

Because subscription bookings is a metric we use to approximate the value of subscription sales if sold as perpetual licenses, it does not represent the actual revenue that will be recognized with respect to subscription sales or that would be recognized if the sales were perpetual licenses, nor does the annualized value of monthly software rental bookings represent the value of any such booking.



Non-GAAP Financial Measures

Adjusted Free Cash Flow

Adjusted free cash flow is net cash provided by (used in) operating activities less capital expenditures and excludes restructuring payments and other amounts we do not regard as being indicative of our operating results, which amounts will be included in our GAAP Cash Flow results but are not known or predictable for future periods. Adjusted free cash flow is not a measure of cash available for discretionary expenditures.

Non-GAAP Operating Expense, Non-GAAP Operating Margins and Non-GAAP EPS

Non-GAAP operating expense, non-GAAP operating margins and non-GAAP EPS exclude the effect of the fair value of acquired deferred revenue and deferred costs, stock-based compensation, amortization of acquired intangible assets, acquisition-related charges included in general and administrative costs, pension plan termination costs, a legal accrual, restructuring charges, and non-operating credit facility refinancing costs, identified discrete charges included in non-operating other expense, net and the related tax effects of the preceding items, and any other identified tax items.

We use non-GAAP operating expense, non-GAAP operating margins and non-GAAP EPS as performance measures because these measures exclude items that are not, in our view, indicative of our core operating results or that are not easily predictable for future periods. Additional information about the items we exclude from these non-GAAP financial measures and the reasons for such exclusion is provided in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our 2018 Annual Report on Form 10-K, which accompanies this proxy statement.



Reconciliation of Non-GAAP Financial Measures

	Year ended September 30,	
	2018	**2017**
	(in millions, except per share amounts)	
GAAP revenue	$1,241.8	$1,164.0
Settlement revenue exclusion	9.3	—
Fair value of acquired deferred revenue	1.3	2.7
Non-GAAP revenue	$1,252.4	$1,166.8
GAAP gross margin	$ 915.6	$ 835.0
Settlement revenue exclusion	9.3	—
Fair value of acquired deferred revenue	1.3	2.7
Fair value to acquired deferred costs	(0.4)	(0.4)
Stock-based compensation	11.5	12.6
Amortization of acquired intangible assets included in cost of revenue	26.7	26.6
Non-GAAP gross margin	$ 964.0	$ 876.5
GAAP operating income (loss)	$ 73.2	$ 40.9
Settlement revenue exclusion	9.3	—
Fair value of acquired deferred revenue	1.3	2.7
Fair value to acquired deferred costs	(0.4)	(0.4)
Stock-based compensation	82.9	76.7
Amortization of acquired intangible assets included in cost of revenue	26.7	26.6
Amortization of acquired intangible assets	31.4	32.1
Acquisition-related and other transactional charges included in general and administrative expenses	1.9	1.6
U.S. pension plan termination-related costs	—	0.3
Legal accrual	—	—
Restructuring charges (credits), net	(1.0)	7.9
Headquarters relocation charge	4.8	—
Non-GAAP operating income	$ 230.0	$ 188.4
GAAP net income (loss)	$ 52.0	$ 6.2
Settlement revenue exclusion	9.3	—
Fair value of acquired deferred revenue	1.3	2.7
Fair value to acquired deferred costs	(0.4)	(0.4)
Stock-based compensation	82.9	76.7
Amortization of acquired intangible assets included in cost of revenue	26.7	26.6
Amortization of acquired intangible assets	31.4	32.1
Acquisition-related and other transactional charges included in general and administrative expenses	1.9	1.6
U.S. pension plan termination-related costs	—	0.3
Legal accrual	—	—
Restructuring charges (credits), net	(1.0)	7.9
Headquarters relocation charge	4.8	—
Non-operating credit facility refinancing costs	—	1.2
Income tax adjustments[1]	(37.6)	(17.4)
Non-GAAP net income	$ 171.2	$ 137.6

	Year ended September 30,	
	2018	**2017**
	(in millions, except per share amounts)	
GAAP diluted earnings (loss) per share	0.4	0.1
Settlement revenue exclusion	0.1	—
Fair value of acquired deferred revenue	0.0	0.0
Fair value to acquired deferred costs	—	—
Stock-based compensation	0.7	0.7
Total amortization of acquired intangible assets	0.5	0.5
Acquisition-related and other transactional charges included in general and administrative expenses	0.0	0.0
U.S. pension plan termination-related costs		—
Legal accrual	—	—
Headquarters relocation charge	0.0	—
Restructuring charges (credits), net	(0.0)	0.1
Non-operating credit facility refinancing costs	—	0.0
Income tax adjustments[1]	(0.3)	(0.2)
Non-GAAP diluted earnings per share[2]	1.5	1.2

	Year ended September 30,	
Operating margin impact of non-GAAP adjustments:	**2018**	**2017**
GAAP operating margin	5.9%	3.5%
Settlement revenue exclusion	0.6%	0.0%
Fair value of acquired deferred revenue	0.1%	0.2%
Fair value to acquired deferred costs		0.0%
Stock-based compensation	6.7%	6.6%
Total amortization of acquired intangible assets	4.7%	5.0%
Acquisition-related and other transactional charges included in general and administrative expenses	0.1%	0.1%
U.S. pension plan termination-related costs	0.0%	0.0%
Legal accrual	0.0%	0.0%
Headquarters relocation charge	0.4%	0.0%
Restructuring charges (credits), net	-0.1%	0.7%
Non-GAAP operating margin	18.4%	16.1%



2000 Equity Incentive Plan

PTC INC.
2000 EQUITY INCENTIVE PLAN

1. Purpose.

The purpose of the PTC Inc. 2000 Equity Incentive Plan (the "Plan") is to attract and retain directors and key employees and consultants of the Company and its Affiliates, to provide an incentive for them to achieve performance goals, and to enable them to participate in the growth of the Company by granting Awards with respect to the Company's Common Stock. Certain capitalized terms used herein are defined in Section 9 below.

2. Administration.

The Plan shall be administered by the Committee; provided, that the Board may in any instance perform any of the functions of the Committee hereunder. The Committee shall select the Participants to receive Awards and shall determine the terms and conditions of the Awards. The Committee shall have authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the operation of the Plan as it shall from time to time consider advisable, and to interpret the provisions of the Plan. The Committee's decisions shall be final and binding. To the extent permitted by applicable law, the Committee may delegate to one or more executive officers of the Company the power to make Awards to Participants who are not Reporting Persons or Covered Employees and all determinations under the Plan with respect thereto, provided that the Committee shall fix the maximum amount of such Awards for all such Participants and a maximum for any one Participant.

3. Eligibility.

All directors and all employees and consultants of the Company or any Affiliate capable of contributing to the successful performance of the Company are eligible to be Participants in the Plan. Incentive Stock Options may be granted only to persons eligible to receive such Options under the Code.

4. Stock Available for Awards.

(a) Amount. Up to an aggregate of 44,300,000 shares of Common Stock, subject to adjustment under subsection (b), may be issued pursuant to Awards, including Incentive Stock Options, under the Plan. If any Award expires or is terminated unexercised or is forfeited, the shares subject to such Award, to the extent of such expiration, termination, or forfeiture, shall again be available for award under the Plan. Common Stock issued through the assumption or substitution of outstanding grants from an acquired company shall not reduce the shares available for Awards under the Plan. Shares issued under the Plan may consist of authorized but unissued shares or treasury shares.

(b) Adjustment. In the event of any equity restructuring, whether a stock dividend, recapitalization, split-up or combination of shares, or otherwise, affects the Common Stock such that an adjustment is required in order to preserve the benefits intended to be provided by the Plan, the Committee (subject in the case of Incentive Stock Options to any limitation required under the Code) shall equitably adjust any or all of (i) the number and kind of shares in respect of which Awards may be made under the Plan, (ii) the number and kind of shares subject to outstanding Awards and (iii) the exercise price with respect to any of the foregoing, provided that the number of shares subject to any Award shall always be a whole number.

(c) Limit on Individual Grants. Subject to adjustment under subsection (b) above, the maximum number of shares of Common Stock that are either subject to Options and Stock Appreciation Rights or are granted as Restricted Stock Units, Restricted Stock or unrestricted stock Awards with respect to which Performance Goals apply under Section 7 below that may be granted to any Participant in the aggregate in any fiscal year shall not exceed 800,000.

5. Stock Options.

(a) Grant of Options. Subject to the provisions of the Plan, the Committee may grant options ("Options") to purchase shares of Common Stock (i) complying with the requirements of Section 422 of the Code or any successor provision and any regulations thereunder ("Incentive Stock Options") and (ii) not intended to comply with such requirements ("Nonstatutory Stock Options"). The Committee shall determine the number of shares subject to each Option and the exercise price therefor, which shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant. No Incentive Stock Option may be granted hereunder more than ten years after the effective date of the Plan.

(b) Terms and Conditions. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable grant or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including conditions relating to applicable federal or state laws, as it considers necessary or advisable.

(c) Payment. No shares shall be delivered pursuant to any exercise of an Option until payment in full of the exercise price therefor is received by the Company. Such payment may be made in whole or in part in cash or, to the extent permitted by the Committee at or after the grant of the Option, by delivery of shares of Common Stock owned by the optionee valued at their Fair Market Value on the date of delivery, or such other lawful consideration, including a payment commitment of a financial or brokerage institution, as the Committee may determine.

6. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the provisions of the Plan, the Committee may grant rights to receive any excess in value of shares of Common Stock over the exercise price ("Stock Appreciation Rights" or "SARs"). The Committee shall determine at the time of grant or thereafter whether SARs are settled in cash, Common Stock or other securities of the Company, Awards or other property, and may define the manner of determining the excess in value of the shares of Common Stock.

(b) Exercise Price. The Committee shall fix the exercise price of each SAR or specify the manner in which the price shall be determined. A SAR may not have an exercise price less than 100% of the Fair Market Value of the Common Stock on the date of the grant.

7. Stock and Stock Unit Awards.

(a) Grant of Restricted or Unrestricted Stock Awards. The Committee may grant shares of Common Stock subject to forfeiture ("Restricted Stock") and determine the duration of the period (the "Restricted Period") during which, and the conditions under which, the shares may be forfeited to the Company and the other terms and conditions of such Awards. Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Committee, during the Restricted Period. Shares of Restricted Stock shall be evidenced in such manner as the Committee may determine. Any certificates issued in respect of shares of Restricted Stock shall be registered in the name of the Participant and unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company. At the expiration of the Restricted Period, the Company shall deliver such certificates to the Participant or if the Participant has died, to the Participant's Designated Beneficiary. The Committee also may make Awards of shares of Common Stock that are not subject to restrictions or forfeiture, on such terms and conditions as the Committee may determine from time to time.

(b) Grant of Restricted Stock Units. The Committee may grant the right to receive in the future shares of Common Stock subject to forfeiture ("Restricted Stock Units") and determine the duration of the Restricted Period during which, and the conditions under which, the Award may be forfeited to the Company and the other terms and conditions of such Awards. Restricted Stock Unit Awards shall constitute an unfunded and unsecured obligation of the Company, and shall be settled in shares of Common Stock or cash, as determined by the Committee at the time of grant or thereafter. Such Awards shall be made in the form of "units" with each unit representing the equivalent of one share of Common Stock.

(c) Performance Goals; Consideration. The Committee may establish Performance Goals for the granting of Restricted Stock, unrestricted stock Awards, Restricted Stock Units or the lapse of risk of forfeiture of Restricted Stock or Restricted Stock Units. Shares of Restricted Stock or unrestricted stock or Restricted Stock Units may be issued for no cash consideration, such minimum consideration as may be required by applicable law or such other consideration as the Committee may determine.

8. General Provisions Applicable to Awards.

(a) Documentation. Each Award under the Plan shall be evidenced by a writing delivered to the Participant or agreement executed by the Participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable tax and regulatory laws and accounting principles. No Award to any Participant subject to United States income taxation shall provide for the deferral of compensation that does not comply with Section 409A of the Code.

(b) Committee Discretion. Each type of Award may be made alone, in addition to or in relation to any other Award. The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly. Except as otherwise provided by the Plan or a particular Award, any determination with respect to an Award may be made by the Committee at the time of grant or at any time thereafter.

(c) Dividends. In no event shall dividends or dividend equivalents accumulate or be paid with respect to any unvested portion of an Award or with respect to any Option, whether vested or unvested. Notwithstanding any other provision of this Plan, this Section 8(c) may be amended only with the approval of the stockholders of the Company.

(d) Termination of Service. The Committee shall determine the effect on an Award of the disability, death, retirement or other termination of service of a Participant and the extent to which, and the period during which, the Participant's legal representative, guardian or Designated Beneficiary may receive payment of an Award or exercise rights thereunder.

(e) Change in Control. In order to preserve a Participant's rights under an Award in the event of a change in control of the Company (as defined by the Committee), the Committee in its discretion may, at the time an Award is made or at any time thereafter, take such actions, including without limitation one or more of the following: (i) providing for the acceleration of any time period relating to the exercise or payment of the Award, (ii) providing for payment to the Participant of cash or other property with a Fair Market Value equal to the amount that would have been received upon the exercise or payment of the Award had the Award been exercised or paid upon the change in control, whereupon the Award shall terminate, (iii) adjusting the terms of the Award in a manner determined by the Committee to reflect the change in control, or (iv) causing the Award to be assumed, or new rights substituted therefor, by another entity, as the Committee may consider equitable to Participants and in the best interests of the Company.

(f) Transferability. The Committee shall not make or allow any Award to be transferable by the Participant, provided that nothing herein shall be deemed to limit the right of a Participant to transfer shares of stock upon which the restrictions have lapsed or shares issued upon the vesting or exercise, as applicable, of an Award.

(g) Withholding Taxes. The Participant shall pay to the Company, or make provision satisfactory to the Committee for payment of, any taxes required by law to be withheld in respect of Awards under the Plan no later than the date of the event creating the tax liability. The Company and its Affiliates may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind due to the Participant hereunder or otherwise. In the Committee's discretion, the minimum tax obligations required by law to be withheld in respect of Awards may be paid in whole or in part in shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of retention or delivery.

(h) Foreign Nationals. Awards may be made to Participants who are foreign nationals or employed outside the United States on such terms and conditions different from those specified in the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws.

(i) Amendment of Award. The Committee may amend, modify or terminate any outstanding Award, including without limitation changing the date of exercise or realization, causing the Award to be assumed by another entity, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required (a) if such action would terminate, or reduce the number of shares issuable under, an Option, unless any time period relating to the exercise of such Option or the eliminated portion, as the case may be, is accelerated before such termination or reduction, in which case the Committee may provide for the Participant to receive cash or other property equal to the net value that would be received upon exercise of the terminated Option or the eliminated portion, as the case may be, and (b) in any other case, unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant. The Committee shall not, without further approval of the stockholders of the Company, authorize the amendment of any outstanding Option to reduce the exercise price. Furthermore, no Option shall be canceled in exchange for cash or replaced with Options having a lower exercise price without approval of the stockholders of the Company.

9. Certain Definitions.

"Affiliate" means any business entity in which the Company owns directly or indirectly 50% or more of the total voting power or has a significant financial interest as determined by the Committee.

"Award" means any Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit granted under the Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor law.

"Committee" means one or more committees each comprised of not less than two members of the Board appointed by the Board to administer the Plan or a specified portion thereof. Unless otherwise determined by the Board, if a Committee is authorized to grant Awards to a Reporting Person or a Covered Employee, each member shall be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act or an "outside director" within the meaning of Section 162(m) of the Code, respectively.

"Common Stock" or "Stock" means the Common Stock, $.01 par value, of the Company.

"Company" means PTC Inc., a Massachusetts corporation.

"Covered Employee" means a "covered employee" within the meaning of Section 162(m) of the Code.

"Designated Beneficiary" means the beneficiary designated by a Participant, in a manner determined by the Committee, to receive amounts due or exercise rights of the Participant in the event of the Participant's death. In the absence of an effective designation by a Participant, "Designated Beneficiary" means the Participant's estate.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor law.

"Fair Market Value" means, with respect to Common Stock or any other property, the fair market value of such property as determined by the Committee in good faith or in the manner established by the Committee from time to time.

"Participant" means a person selected by the Committee to receive an Award under the Plan.

"Performance Goals" means one or more objective performance goals based on one or more of the following criteria established by the Committee: revenue; revenue growth; sales; expenses; margins; net income; earnings or earnings per share; cash flow; shareholder return; return on investment; return on invested capital, assets, or equity; profit before or after tax; operating profit; return on research and development investment; market capitalization; new product releases; quality improvements; brand or product recognition or acceptance (including market share); cycle time reductions; customer satisfaction measures; strategic positioning or marketing programs or campaigns; strategic accounts or alliances or partnerships; business or information systems or organizational improvements; expense management; infrastructure support programs; human resource programs; customer programs; technology development programs; merger or acquisition integration; or any combination of any of the foregoing, and may be particular to a Participant or may be based, in whole or in part, on the performance of the division, department, line of business, subsidiary, or other business unit, whether or not legally constituted, in which the Participant works or on the performance of the Company generally.

"Reporting Person" means a person subject to Section 16 of the Exchange Act.

10. Miscellaneous.

(a) No Right to Employment. No person shall have any claim or right to be granted an Award. Each employee of the Company or any of its Affiliates is an employee-at-will (that is to say that either the Participant or the Company or any Affiliate may terminate the employment relationship at any time for any reason or no reason at all) unless and only to the extent provided in a written employment agreement for a specified term executed by the chief executive officer of the Company or his duly authorized designee or the authorized signatory of any Affiliate. Neither the adoption, maintenance, nor operation of the Plan nor any Award hereunder shall confer upon any employee or consultant of the Company or of any Affiliate any right with respect to the continuance of his/her employment by or other service with the Company or any such Affiliate nor shall they interfere with the rights of the Company (or Affiliate) to terminate any employee at any time or otherwise change the terms of employment, including, without limitation, the right to promote, demote or otherwise re-assign any employee from one position to another within the Company or any Affiliate.

(b) No Rights as Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued under the Plan until he or she becomes the holder thereof. A Participant to whom Common Stock is awarded shall be considered the holder of the Stock at the time of the Award except as otherwise provided in the applicable Award.

(c) Effective Date. The "effective date" of the Plan, from time to time, shall be the most recent date that the Plan was adopted or that it was approved by the stockholders, if earlier (as such terms are used in the regulations under Section 422 of the Code).

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, subject to such stockholder approval as the Board determines to be necessary or advisable to comply with any tax or regulatory requirement.

(e) Governing Law. The provisions of the Plan shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts.

As amended through November 15, 2018
Subject to Stockholder Approval

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 Reducing the Environmental Impact of our Solicitations

Electronic Delivery of Proxy Materials

We began providing proxy materials electronically to our stockholders in connection with our 2008 Annual Meeting of Stockholders and provide printed proxy materials only to stockholders that request them. This has reduced the number of proxy statements and Annual Reports on Form 10-K that are printed and mailed each year from 43,000 copies of each document in 2007 to approximately 2,000 copies of each document each year.

If you currently receive printed copies of our proxy materials and you would like to reduce the environmental impact associated with printing and mailing future proxy materials to you, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the Internet voting instructions on your notice or proxy card and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

Materials Sent to Stockholders Sharing the Same Surname and Address

Stockholders holding their shares in a brokerage account or bank account that share the same surname and address generally receive only one copy of the notice or materials. This practice conserves natural resources and reduces duplicate mailings and associated printing and postage costs. If you would like to receive a separate copy of the notice, our annual report and/or proxy statement, as applicable, or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your notice or proxy card. We will deliver such additional copies promptly upon receipt of such request. Stockholders receiving multiple copies at the same address may request that they receive only one. To do so, please submit your request to the address or phone number that appears on your notice or proxy card.



PTC Worldwide Headquarters
121 Seaport Boulevard
Boston, MA 02210

PTC.com